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Veteran-owned
Flying Leap Vineyards & Distillery

Winery

342 Elgin Rd.
Elgin, AZ 85611
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Flying Leap Vineyards & Distillery previously received $124,000 of investment through Mainvest.
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THE PITCH
Flying Leap Vineyards & Distillery is seeking investment to expand wine production and cellaring capacity to sustain, grow and expand wine and spirits distribution.
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Own Equity in One of the American Southwest's Most Successful Farm Winery & Craft Distilleries

Flying Leap is growing, and we're offering up to 42 new investors the opportunity to purchase equity - actual stock, in this profitable, iconic American small business success story. We are looking to raise up to $1.1 million in new equity to fund new equipment and facilities for increased wine production and cellaring, which are needed to fuel our continued growth. Read on for details of our offering, learn the history of our company and industry, and join us as we move Flying Leap into its final approach to a historic run

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Cask-Aged Brandy at Flying Leap's Distillery

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THE HISTORY OF FLYING LEAP VINEYARDS

Flying Leap is among the most unique wine and spirits companies in the United States today. Headquartered in Tucson, Arizona, the Company enjoys a high degree of vertical integration and has wine production & cellaring facilities in Elgin, Arizona and a winemaking partnership in Mendoza, Argentina. We also have a world-class distillery co-located with our Arizona winery. Flying Leap also has two distribution programs established with strong statewide sales. Founded by three former Air Force pilots in 2010, Flying Leap today comprises a unified team with a determined and passionate goal to provide customers with the finest in ultra-premium, craft-made wines and distilled spirits. We grow our winegrapes in southeastern and southern Arizona, as well as in the shadows of the Andes mountains. So sit back and relax, friend, because you're in for a treat! You're about to read the epic origin story of Arizona's fastest growing and most dynamic wine and spirits company.

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Our Story
The Spark

The initial idea for a farm winery was conceived in the summer of 2010, when on vacation Mark Beres and his girlfriend (now wife) randomly visited a small farm winery named Glacier Peak in Rockport, Washington (near Bellingham). The venue was for sale, which sparked a discussion between Mark and Michelle about a life in the wine industry. Though not in any way fully-committed to the idea, on returning home to Arizona Mark contacted the selling broker for information about the offering. At the time, buying a small winery in Washington state was as impractical as it was financially-impossible, but this timely and seemingly-insignificant visit was what created the initial spark that would one day become Flying Leap Vineyards. At the time of this visit, Mark's mindset was one of career uncertainty and openness to a new career, life and locale.

Mark Beres and The Founding of Flying Leap

Mark Beres is a Washington state native, having grown up in Walla Walla, a worldly-recognized wine production region in the state's southeast corner. Having been forged in a wine region, he was familiar with wine both as a product and beverage, and wineries were familiar venues. Grape vineyards and agriculture in general were familiar environs and thus part of his natural habitat. So a farm winery business was neither abstract nor distant dreaming; rather, it was a plausible business concept consisting of an array of familiar elements. Moreover, its outward perceptions, which Mark then-shared of its idyllic, slower paced and morepeaceful lifestyle were appealing for a number of reasons, not the least of which were the chaos and turmoil in his personal life he had somehow survived from 2001 to 2009. A new life in wine growing seemed at the time to offer great benefits, not the least of which was an opportunity for him to molt; that is, to shed his past life and emerge into something new. This allure was very attractive to him personally, and it was the strongest driving force that initially propelled the idea forward, from concept to paper to land, and eventually to one of the American southwest's most successful farm wineries and iconic wine & spirits brands.

Mark had relocated to Tucson in October of 2006 following an at-times tumultuous and stressful career in the USAF. He graduated from the USAF Academy in 1991 with a degree in Aerospace Engineering and served as a pilot in a variety of roles and missions across the span of more than 15 years. A graduate of the US Naval Test Pilot School, he served as a developmental test pilot for many years before retiring early in 2006. He moved to Tucson to take up an engineering position with Raytheon Missile Systems. Initially hired to conduct flight testing, he was assigned to the engine team on the Tomahawk cruise missile program shortly after his arrival at the company doing design, integration and testing work on the weapon's propulsion system. At the time, the country at-large was experiencing what came to be known as "The Great Recession", and economically-speaking times were hard. The government had invoked a sequestration agreement made in Congress to reduce defense and social programs spending, and the adverse impact on jobs at the nation's defense contractors was substantial. At the time, it wasn't uncommon at Raytheon to hear the out-of-place sound of footsteps shuffling down the hall, where dual representatives from the Human Resources office would stop, knock and enter work areas to call out people by name and whisk them off to a private area to announce to them that they were being laid off. As a relatively new employee at the time, Mark lacked seniority at Raytheon and assumed he would be let go as well. He was convinced that soon those footsteps would be coming for him. But, he liked Tucson, had established a meaningful relationship with Michelle there and wanted to stay. All of this created an environment where Mark's mindset was ripe for "something else" in terms of life and career, some out of want but mostly out of need. Quite frankly, he feared being laid off mostly because it would almost certainly result in his having to relocate elsewhere for a new career. Having planted roots in Tucson, he liked the locale and wanted to stay.

Marc Moeller Joins Flying Leap

Marc Moeller and Mark Beres began their friendship in June 1988. At the time, both had just completed their freshman year at the USAF Academy in Colorado Springs, Colorado, and they were beginning a summer program in the basics of parachuting. On the first day of class, the students assembled in a building designated for practicing parachute landing falls. At the beginning of the opening session, the senior cadre directed the new students before them to partner up with a buddy for drills. As fate would have it, Marc Moeller and Mark Beres were unknowingly standing next to each other that morning, and neither knowing anyone else in the class partnered up for the day's drills. This chance meeting set the basis for a lifelong friendship that would eventually lead to the establishment of Flying Leap Vineyards in Tucson, Arizona two decades later.

Marc and Mark had often talked of life after the military, of going into business together in some endeavor, so the idea for a mutual business collaboration was a topic both had discussed over several decades. Mark Beres retired from military service years ahead of his peers, including Moeller. So by the time Flying Leap was being envisioned, Beres was already well established in a new life as a civilian. In 2010 Moeller's retirement was within view, and he was seeking out a new career as a follow on to his service in the USAF. So 2010 was a ripe period in Marc Moeller's life, a time when the end of his military career was in view and the uncertainty of what to do after was a daily thought. He was in career search mode.

As it turns out, during this ripe period in what would later be characterized as a very timely phone call on October 10th, 2010, Mark discussed his farm winery business idea with Marc Moeller. At the time, Marc was living in Alexandria, VA and was still on active duty in the USAF stationed at Andrews AFB serving as a VIP pilot of Air Force 2. Marc expressed interest in being a part of the operation, so Mark followed up with an email laying out the basics of the plan - location, cost estimates, revenues, etc. On October 11th (the next day), Marc wrote back with a commitment to be a part of the operation, and he signed up for classes at the UC Davis wine school that afternoon.

Over the course of the next several months, Marc and Mark would collaborate on developing a model of the business, which they programmed into a detailed spreadsheet. In a flurry of emails between Mark in Tucson and Marc in Alexandria with handwritten notes and scanned scribbles on scratch paper, this tool, which was constantly revised on a daily basis as more information became known, proved to be exceptionally valuable. It allowed them to vary things and see how these variations impacted the Company's bottom line. While the actual numbers may have been off, the non-parametric relationships between the variables were quite accurate. For example, their modeling revealed that vine mortality was a far less significant variable than vine yield, which would later prove to be a very lucrative finding that gave Flying Leap substantial competitive advantage many years later.

Tom Kitchens Joins Flying Leap

Having joined forces in October 2010, Mark Beres and Marc Moeller filed Flying Leap's articles of incorporation with the Arizona Corporation Commission the next month in November. Originally slated as "Saguaro Canyon Vineyards" and incorporated thusly, the Company's corporate charter and founding documents were published in December 2010, though the Company uses November 2010 as it's official date of formation. While the paperwork was moving through the system to establish the new corporation, Mark and Marc were working on developing their new

acreage in Willcox and refining the business plan and operating model they'd started earlier.

When the new year arrived in 2010, the actual work of starting the new farm winery was well-underway at a remarkable pace. Mark and Marc had purchased land, legally-formed the business entity, written a comprehensive business plan, and they had begun negotiating with an array of vendors whose services were needed to convert their land into a plantable space. They were crafting a water strategy, designing their vineyard's irrigation system and coordinating with utility companies to install power to the new vineyard infrastructure. With the help of a paid consultant, they had chosen the first five grape varietals and lodged orders with nurseries in California and Washington state. Most importantly, they had chosen a date to plant the new vineyard. This served as a guiding star for the new business - their work had to be completed in time to plant the vineyard in April.

During this frenzied, poorly-organized planning and development phase in early 2011, the two had made mention of their new winery business idea to Tom Kitchens. Tom was a mutual lifelong friend from Mark & Marc's days as cadets at the Air Force Academy, and at the time he was living in Seattle, Washington where he served in the Air Force Reserve flying strategic airlift missions out of McChord AFB near Tacoma. A native of Costa Mesa, California, "Kitch" expressed interest in joining the endeavor as an investment partner. To see the operations, Kitch came down to Arizona to take part in the planting of the Company's Block 1 vineyard in the Kansas Settlement near Willcox. After his visit and a flurry of emails, Kitch entered the fray as a founding partner in May of 2011.

And thus Flying Leap's trio of founders came together as friends and business partners to establish a farm winery endeavor in Arizona. But what to call it. That story is next.

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FLYING LEAP LOGO & TRISKELE LOGO
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ORIGIN OF THE NAME "FLYING LEAP"

Flying Leap was originally incorporated as "Saguaro Canyon Vineyards", a name Beres had created quickly and, generally speaking without much thoughtful consideration. The new company needed a name, and this sounded nice, had some southwest lingo in it and there were a lot of wineries out there who used canyon in their name and products. In July of 2011, Moeller became restless over the Company's name, which in his opinion was underwhelming, needlessly simpleton and lacked marketing power. He expressed his discomfort with it to Beres and Kitchens, who reluctantly concurred, and Marc led the effort to re-brand the new winery by gathering new name options that better fit the Company's story.

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For about a month, they wrangled over different names in brainstorming sessions and came up with a list of nine new names. These were:

Flying Leap, Zero Gravity, Altitude, Elevation, Volando, Elation, Altitude, Area 91 (signifying the year Beres & Moeller graduated from the Air Force Academy) and Horny Toad. Additionally, they conceived two choices for the ending to the name: Wineworks or Vineyards (e.g., Volando Vineyards vs. Altitude Wineworks). The founders commissioned a comprehensive name and wine business information survey to solicit feedback on these name choices. The survey was designed to ask a variety of questions related to the names and, by way of a rubric of weighted criteria determine the most compelling name from the list. It was also designed to determine which finishing line people preferred. To get as many responses as possible, the founding trio entered the name of anyone who completed the survey into a pool for a drawing to receive a free iPad, and the survey went out literally worldwide. People were encouraged to share it with their friends and family, and to encourage them to further share it. This strategy worked well, as the company received thousands of survey responses. The survey remained open for months, and the results were as valuable as they were full of insight in to customer preferences and wine behavior. As for the naming aspects, the results were as follows:

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ORIGINAL SURVEY RESULTS FOR VARIOUS NAME IDEAS

"Flying Leap" was selected from a list of nine name choices based on survey data.

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FLYING LEAP'S ICONIC LOGO

In its final form, the Flying Leap triskelion consists of three interlocked leaves, each forming a distinctive letter. The upper and leftmost leaf forms the letter "F", for "Flying". The upper right leaf forms a backward "L" in motion, for "Leap". The single bottom leaf is a "V", for "Vineyards". The three leaves together form a logogram for "FLV", the letters of the Company's name. The leaves themselves represent three distinct themes. The first is the lifelong friendship of the Company's three founders, established by the interlocked configuration of the logogram. The second is the leaves themselves, which symbolize Flying Leap's agricultural basis and founding as a farming operation. The third is the angular clocking of the leaves, which form a propeller symbolizing the three founders' diverse backgrounds in military aviation.

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OUR MISSION

Flying Leap's mission is to celebrate the intersection of tradition and innovation in the world of wine and spirits. We do this by using time-honored

production techniques while embracing new, cutting-edge approaches, and we seek to create products that pay homage to the rich heritage of winemaking and distillation while also pushing boundaries and exploring new frontiers. Through our commitment to experimentation, creativity, and the relentless pursuit of flavors, we aim to captivate discerning palates and inspire a sense of wonder and discovery. We are driven by a passion for the art of fermentation and distillation, and our mission is to share that passion with others, sparking conversations and forging connections through the joy of exceptional wines and distilled spirits.

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OUR OFFERING

Flying Leap seeks to raise $1 million in new capital investment to complete the Company's infrastructure build-out. There are three specific capital projects we need, and we describe them below. To secure the new capital, we are offering new investors a rare opportunity to purchase an equity interest in Flying Leap by buying shares of the Company's stock here on the Mainvest platform.

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THIS IS AN EQUITY RAISE

Flying Leap Vineyards is a well-established, profitable farming operation, wine & spirits producer, cellar master, retailer and a comprehensive distributor with more than a decade of experience and a substantial asset base. The company is not a start-up, but a matured and significant player in the Arizona wine and spirits market. We are a "Mainvest alumnus", having successfully raised $122,000 in a previous capital raise in 2023, and we have faithfully returned now-three timely quarterly payments to our Mainvest debt holders, totaling nearly $14,000 returned in just 9 months. This new raise is different in that it is an equity raise, that is - an opportunity to own shares in Flying Leap and become a member of our family of shareholders.

To reiterate, Flying Leap is selling shares of company stock here by way of the Mainvest platform. This activity is not a debt raise, and when purchasing stock here you will become an actual shareholder in the business (that is, an actual owner of the company's assets in proportion to the number of shares you own relative the shares outstanding, a value known as your "percentage of ownership"). Please read our offering details carefully before investing.

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FLYING LEAP CORPORATE STRUCTURE, STOCK AND FINANCING SNAPSHOT

Flying Leap is a privately held Arizona Subchapter-S Corporation in good standing with the Arizona Corporation Commission.

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As of October 1st, 2023, Flying Leap has 2,164 shares authorized, of which 1,998 are sold to 53 investors. This leaves 166 shares available for sale, and as an S-corporation we can add no more than 47 new investors. We are going to hold back 5 investor positions, leaving 42 new investor position in the Company's stock.

The current share price is $12,000 . We require new investors to purchase at least one (1) share of stock, and we do not sell partial shares. New investors who purchase shares by way of Mainvest will not receive quarterly payments, as this is an equity raise - not a capital raise.

New investors will be required to sign a digital copy of the Company's shareholder agreement prior to their ownership stake being vested. Following the Mainvest campaign, we will contact individual investors directly and provide a link to the shareholder agreement with facility for digital signature by way of DocuSign. A copy of the Shareholder Agreement is located in the public documents folder of this equity raise campaign here on Mainvest, and we encourage all prospective investors to download and read the agreement.

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Our Ultimate Goal - Acquisition in the 2028-2029 Timeframe

Our North star, the "Big Hairy Audacious Goal" (or BHAG) is to be acquired in the 2028-2029 year range. Investors will earn their profits when the company is sold. The scale of those profits will depend on the sale price. Similar companies in terms of size and scope have sold at significant multiples. Examples abound, e.g. Constellation purchased five of Charles Smith Wines' brands for $120 million in 2016, and they purchased High West Distillery for $160 million that same year. Flying Leap's valuation is not yet at these levels, but we believe it could be given planned capital investment and continued growth in the company's distribution programs. Let's take a look at some scenarios.

I created the chart below to provide potential investors with a quicklook at potential returns if we succeed in driving our valuation to the $80M to $120M level. More on valuation in sections below, but for now we believe that at a share price of $12,000, the company's "break even" sales point is $41M. Said differently, if you buy shares for $12k each, and we sell the company the next day for $41M, you should get back your $12k at liquidation. Beyond this, there are substantial returns possible. For example, we estimate that a liquidation at $80M will result in a per-share net out of approximately $25,000 (2.1X), and if we drive higher to $120M the net out will be around $40,000 per share (3.5X).

Our goal is to drive the company's valuation to the $80M to $120M range in the next four years, with liquidation in 2028-2029. There are never guarantees, and there are always risks to consider. However, the company is on a very solid base of profitability with which to build this successful outcome. There are a number of assumptions we are making, and we want to let potential investors know what they are. In making our goals and assessments, we assume the following:

Flying Leap's current growth path continues, and accelerates;

Market conditions remain favorable, no "black swans" (e.g., COVID-like events, war, major terrorist attacks, or anything significant that shakes and alters the US macroeconomy), and consumer behavior in our market sustains at its status-quo;

Flying Leap secures new investment capital over the next 3-6 months;

New infrastructure & equipment is built & purchased to complete Flying Leap's "assets" suite;

The company is sold in the 2028-2029 year group;

Sale requires a broker, and that broker will take 30% off the topline (Flying Leap will not find a buyer without a broker);

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Valuation

   Wineries are very challenging to place a value on, and amongst wineries Flying Leap is characterized as "quite difficult". The reasons are many. First, "wineries" are all different, wildly so in some cases. Flying Leap, for example isn't just a winery, we are also a substantial farming operation with huge assets in land, grapevines and farming infrastructure. We are also a regional retailer, with cash flowing retail venues across the market, and we sell a lot of different products - BBQ and other merchandise, as well as bulk grapes to other wineries, wines, spirits and consulting services. Finally, we are a comprehensive distributor with over 400 accounts in Arizona and two distinct distribution channels. Placing a value on all this is a daunting task.

For now, the market value of Flying Leap's outstanding shares is $16 million. This we know based on actual sales. However, our real valuation is likely far higher. How much higher? No one can say with certainty, but in our opinion the company can reasonably reach valuations of $80M to $120M provided we finish building our infrastructure and continue growing our distribution. We base our opinion on two high profile sales - Charles Smith Wines, which sold to Constellation for $120 million in 2016, and a similarly timed sale of High West Distillery for $160 million the same year. Flying Leap's production capabilities were similar to these, but what they had that drove their valuations so high was distribution. High West, for example racked up annual sales of 70,000 cases of whiskey. Flying Leap's current distribution is no where near CSW or High West, but we have the potential to build to those levels. Distribution isn't easy to build, and it requires substantial production and cellaring operations to sustain.

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BUSINESS MODEL

Flying Leap's business model is very unique in the world of wineries and distilleries for two reasons. First, the company is a rare hybrid, producing both wine and distilled spirits with great efficiency. Second, the company has a very high degree of vertical integration.

Flying Leap owns & operates four mature grape vineyards in the state of Arizona with more than a decade of demonstrated viticulture success.
Flying Leap produces both wine and distilled spirits from its harvests in separate facilities co-located on a single winery estate.
Flying Leap's broad production capabilities mean we operate at a much higher level of efficiency than comparble wineries or distilleries in our market, which results in significantly better margins than our competitors.
Flying Leap has a successful network of retail venues with a long history of profitable operations & cash flow.
Flying Leap has a well-established & growing portfolio of statewide product distribution served by two separate programs.
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Flying Leap's Farm Winery License (renewed in June 2023

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DISTRIBUTION MODEL

Flying Leap's current licensing structure allows for the company to self-distribute its wine and spirits directly to resellers. Not all states allow this. Flying Leap has created a unique hybrid distribution model where the company both self-distributes and has its portfolio distributed by a licensed Arizona distributor. The programs are separated by geographical territory within the state.

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Flying Leap Distributes Partially By Way of a Self-Distribution Model

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Flying Leap's YTD Distribution Sales

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Distribution Sales v. Self-Distribution Sales

Referring to the chart above, note that about 20% of the company's distribution sales revenue is generated from its self-distro program; that is, the revenue from sales of wine & spirits to accounts the company services directly. The remainder (80%) comes from sales of wine & spirits to a licensed distributor.

Flying Leap transitioned to this hybrid model in April 2023. Prior to this, the company generated 100% of its distribution sales by way of self-distribution. The transition to a distributor afforded numerous benefits to the company, not the least of which was the ability to promote its products and brand to more resellers and grow its account base. Since April, Flying Leap's total distribution portfolio has grown to exceed 400.

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Distribution Margins

Flying Leap's distribution margins vary based on the product and distribution program. Our flagship distributed red wine (Downrange Red, a high quality Malbec from our partnership with the Hoffmann and Girotti families in Mendoza) has a gross margin of 37% when sold by way of self-distribution and 25% when distributed by way of our distribution partner. Lower margins are standard for distributed products, where the goal is high volume production - thus, our need to expand our production infrastructure, the very essence of our equity raise here on the Mainvest platform before you.

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INTENDED USE OF FUNDS

Funds obtained from Mainvest investors will be used to acquire two pieces of equipment and build a dry storage facility. All of these are needed to expand Flying Leap's production from 15,000 annual cases to approximately 30,000 annual cases.

Bottling line - full automation and speed, to allow for bottling 10,000 liters of wine in a single 8-hr workday using 20 man-hrs of labor
Corssflow filtration - to allow for filtering 10,000 liters of wine to 1-micron in a single 8-hr workday using 8 man-hrs of labor;
Dry storage is required to allow for storing large quanitities of bottles, and other supplies in sufficient quantity to allow for rolling production at 10,000 liters per week
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FLYING LEAP WINERY ESTATE - ELGIN, AZ

Facilities Map - FLV Winery Estate (Elgin, AZ)

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Flying Leap's Cochise County, AZ Vineyards (Willcox, AZ)

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Location Planned for Bottling & Filtration Workshop (Elgin, AZ)

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The costly bottling and filtration equipment requires both complex interfaces (power, water, gasses) and a dedicated facility to house, protect and secure them. Thus, acquiring the equipment requires us to build a new facility, which we've designated as the Filtration & Bottling Workshop. Flying Leap hired the Tempe, AZ based architectural firm Gilliam Architecture to design the facility. The design and approvals are completed, and we will break ground as soon as the Mainvest campaign is completed.

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SITE PLAN - BOTTLING/FILTRATION WORKSHOP

Bottling & Filtration Facility Site Plan Flying Leap Winery Estate - Elgin, AZ

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NORTH ELEVATION - BOTTLING & FILTRATION WORKSHOP

Bottling & Filtration Workshop (South Elevation) - Flying Leap Winery Estate - Elgin, AZ

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INTENDED USE OF FUNDS - CONTINUED

A crossflow filtration system allows for high-volume filtration of wine. Filtering wine is an important part of the production process, primarily to enhance the wine's visual presentation, mouthfeel and assure its bottle stability.

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Filtration

Crossflow filtration is a high-volume filtering system that provides nominal size (as opposed to absolute) particulate removal from wine.

There are many filtration systems, and they are not created equal. Flying Leap has selected the German-made Pall system due to its quality, ease of operation & cleaning, automation, and its stunning filtration capabilities. It provides nominal filtration of wine down to 0.45-micron, which assures removal of most bacteria, haze and other sub-1 micron media from the wine. The system is spec'd to process 8,000-liters of wine in a single 8-hr workday and require no more than 12 man-hours of labor, including all setup, processing and cleaning operations.

Most small wineries use a combination of natural racking, inline pad filters and sterile filter cartridges in the bottling line to filter their wines. Flying Leap currently uses the first two. There really isn't a business case to transition to high-volume crossflow filtration unless and until the winery's production exceeds 20,000 annual cases. Flying Leap is not yet to this production level, but we are fast approaching it.

The Pall units are built using a standard factory template and assigned filtration performance specification that we provide to the manufacturer. It takes 8-10 months to get the equipment once the purchase order is placed and a 30% deposit paid.

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Bottling Automation

It might surprise you to learn that Flying Leap currently bottles wine manually. By manually, I mean "without automation". Typically, we use a crew of five or six people to process wine from a blending tank, through a sterile filter and into a demi-john, where the wine flows to six separate dispensers. Bottles are manually placed onto the bottling rack, then gravity filled. From there, the filled bottles are moved by hand to a corking station, then manually fitted with a heat-shrunk capsule and replaced into a 12-bottle box and loaded onto a pallet. After bottling, the bottles are manually labeled with a rolling machine, then hand packaged into case packs on pallets.

Surprisingly, even though we lack automation here, we've become wildly efficient at doing it manually. In fact, our eye watering efficiency at manual bottling is what has kept the acquisition of automated bottling equipment at a low priority. How efficient are we? Currently, Flying Leap can bottle 450 cases of wine in a single workday with 40 man-hrs of labor. If we assign a cost of $30 per man-hr to labor, it costs us $2.67 per case to bottle wine manually. We can achieve this at-most once per week if needed, or 1,800 cases per month. In fact, if we bottled wine at this rate once per week, every week for a full year we could process 21,000 cases annually. As astonishing as this is, it's also not realistic. At best, given practical realities, space limitations and availability of bottling labor, we could realistically achieve about half this volume.

Our design for automation allows for bottling up to a maximum of 8,000-liters (900 cases) of wine per day with no more than 16 man-hrs of labor. This includes all machine set up, calibration, run time and cleanup. Using the same cost structure as manual labor, an automated line would cost $0.53 per case. This amounts to an 80% reduction in the bottling cost of our wines, which is substantial.

The cost savings of transitioning to automation is staggering. If we seek to bottle 30,000 cases annually, the cost to do so manually (assuming it even could be done at this volume level) would be $80,000. The cost to do the same volume in an automated sequence is $16,000. That's $64,000 in savings by transitioning to automation!

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BOTTLING LINE - POSSIBLE CONFIGURATION
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Flying Leap Estate Vineyard in Snow (Cabernet Sauvignon - Elgin, AZ 2022

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THE COMPETITION

In the American winery and distillery industries, Arizona accounts for a small percentage of the country's production. Though Arizona's position nationally is small, Flying Leap's position within the Arizona market is quite large.

Flying Leap's primary competitive advantage is its production efficiency. The company can produce a comparably-excellent product to its peers but at a substantially lower cost basis, and thus operate at higher margins

Flying Leap comes to market with a vastly larger and more diverse product portfolio than its peers, and thus provide customers with a more compelling wine country visit

Vertical integration - Flying Leap enjoys a higher degree of vertical integration than its competitors, thus allowing for greater efficiencies, economies of scale and better margins on sales

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THE TEAM

Mark Beres

President & CEO

Mark Beres is the President, Chief Executive Officer & co-founder of Flying Leap, a southern-Arizona vineyard, winery, distillery and distribution company headquartered in Tucson. The company operates four grape vineyards in southern and southeastern Arizona and has been farming grapes in Arizona since 2011. A native of Washington State, Mark grew up in Walla Walla, one of Washington's most exclusive winegrowing regions – his formative years spent steeped in agriculture and ranching. He has several years of successful large-scale commercial viticulture experience, including all aspects of vineyard development, operations and harvesting. Mark is a 1991 graduate of the United States Air Force Academy with a degree in Aerospace Engineering and served our nation as a pilot, with more than 3,800 hours flying a diverse array of aircraft in multiple roles. He graduated from the US Naval Test Pilot School and finished out his career as a developmental test pilot. Mark retired from military service in 2006 and moved to Arizona, where he worked for Raytheon doing both air breathing engine design, development and testing work for multiple programs across Raytheon's missile portfolio. A highly successful entrepreneur, Mark leads Flying Leap's core teams – agriculture, production, sales & marketing, and investor relations.

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Q&A

What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 14 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 14 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

What is your background? How did you get into the industry?

Mark Beres is the President & CEO of Flying Leap and has more than 14 years of experience in the wine industry. A graduate of the USAF Academy with an Aerospace Engineering degree, he served as a pilot in the USAF for many years before retiring to Tucson, Arizona. Following his service, Mark took a position with Raytheon Missile Systems, where he worked as a propulsion engineer specializing in turbine engine design, integration, testing and development. Soon after relocating to Arizona, Mark began sketching out a business plan for a small farm winery, originally envisioned as a way to supplement his engineering income. As the plan was developing, his lifelong friends joined in on the initial capitalization needed to purchase land in the Kansas Settlement region in southeastern Arizona, and Flying Leap was born. The idea for a farm winery stemmed from familiarity with wine country operations, a desire to grow a small business, and a recognition of the unique opportunity to capitalize on new farm winery legislation to get a foothold in an exciting new Arizona industry.

Why are you raising capital and why is now a good time?

Flying Leap is in the midst of a substantial transformation from a primarily retail, tasting room-based wine & spirits business model to a broader, commercial-scale and substantial player in the wine & spirits wholesale industries. To do this, the company needs to increase production significantly. The wine business has massive overhead and logistics constraints, which means production can rarely scale linearly; rather, it scales in discreet but substantial steps. We are well-capitalized with substantial private equity ($3.6 million) and $4.25 million in USDA-backed bank financing. We are raising additional capital outside these sources to balance & diversify our capitalization structure and purchase a high-speed, automated bottling line and expand our main winery production building to accommodate the new equipment. Now is a great time to invest in Flying Leap, because the company has established profitable retail & wholesale sales, has matured vineyards and has well-aged cellars of both wine and spirits. Much of the traditional risk associated with startup craft wine and spirits businesses is much less of a factor for Flying Leap, as the business has matured significantly, has demonstrated success in all segments of its value chain (agriculture, production, cellaring and sales) and has

achieved significant valuation.

What's the most interesting thing you've learned about your industry since you got started?

The wine business is a game of logistics, distribution and capital - period. The cost of producing wine is enormous, and the degree of complexity in production and scale of operations can easily overwhelm a small operator. In terms of distribution, efficiency is key (if you can't operate efficiently across the entire span of production, you lose). Producing wine is fun, challenging and a complex mix of artistry and science. Spirits are much more formulaic. Producing value for the customer and ultimately meeting their needs requires creativity, risk taking and boldness.

What are the main challenges for this businesses?

Capital, always. The wine business - and moreso the distilling business - is capital intensive. The overhead is enormous. Small startup wineries and especially distilleries are daunted from day one with the need for capital. Flying Leap has achieved substantial capitalization to-date, with a good balance between private equity and bank financing. Achieving this balance was a great challenge, and thus one of our management's greatest successes. Small wineries are also capped in terms of production volume - sometimes this is a legislative cap, but it is also certainly a production and cellaring one. In short, a winery of a fixed size and equipment suite has a maximum on its production volume. Distilleries are even more constrained. Once produced, the product must be carefully managed in the cellar, then packaged. All of this requires capital investment and floor space, as well as a broad suite of technical capacity to achieve.

This is a preview. It will become public when you start accepting investment.
2010
Founded
20 people
Employees
$76
Average Ticket Size
$3,600,000
Projected Annual Revenue
15,000 people
Social Media Followers
72%
Gross Margin
1.7%
Monthly Growth
$480,000
Cash on Hand
Updates
Investor Exclusive
OCTOBER 9TH, 2023
2023/Q3 Sales Reported | Repayment Paid

Dear Mainvest Investor,

2023/Q3 Top-Line Sales Posted

Flying Leap's Q3 top-line sales were $338,018, and we paid our 1% revenue share ($3,380) to Mainvest this evening. Hopefully, your share of these funds will be deposited into your Mainvest account soon.

Flying Leap practices cash accounting, as opposed to the accrual method. If you're not an accountant - don't worry. The basic difference between these is the timing of when sales and purchases are recorded in the books. In the cash method, sales are recognized when money actually changes hands. This is important, because Flying Leap's fall harvest season is characterized by 60-90 days of fruit sales, which are sold to Arizona wineries on NET30 terms. This means the actual sales doesn't show up on our books until the money is received, so our Q3 sales are always low compared to Q4 sales.

Here is a chart to show you our Q3 sales for the last three years:

The reason Q3 sales were higher in 2022 compared to 2023 was because in 2022 we received more cash from fruit sales in Q3 than in 2023. Accordingly, FLV's 2023/Q4 sales should be quite strong this fall, because most of the company's fruit sales revenue will not be received until Q4.

2023 Harvest Update

We continue to actively harvest grapes from our vineyards. We have been harvesting since August 21st, so we are in our 8th week of the 2023 harvest season. So far, we've picked 143 tons of grapes. Of this haul, 56 tons (39%) have been used for our own winemaking operations, 26 tons

(18%) have been distilled in our distillery, and the remainder (61 tons, 43%) have been sold to other wineries.

In 2023, fruit sales to-date have generated over $180,000 in cash flow. Flying Leap's current accounts receivable balance sits at just over $167,000.

We harvest our grapes by-hand, and the cost of (mostly) migrant labor from Mexico thus far has been $58,515. It's simply reality ... without migrant labor, we could not harvest our grapes, and neither could any of our peer vineyard operators.

Above is a photo of a Cabernet Sauvignon cluster hanging patiently in our Block 3 vineyard near Willcox, Arizona. Did you know that Flying Leap's Cabernet Sauvignon wines are some of our most sought-after by customers, and that the wine commands a substantial premium in our market where it sells for $90/bottle?

From all of us at Flying Leap, a hearty cheers from Arizona wine country to you. And, here's a toast to another successful quarter and many more to follow.

Investor Exclusive
SEPTEMBER 27TH, 2023
Flying Leap September Performance
How Is Flying Leap Doing?

Given the issue with Hommage Bakehouse that I updated you on in a previous post, I wanted to provide our Mainvest investors with a snapshot of Flying Leap's performance. Here is a chart to show you our sales mix for the current and past 4 years for the 4-week periods shown in the graph:

Note that our fruit sales invoiced is quite high, as we have continued to drive summer sales by selling off a portion of our Arizona vineyard harvest to other wineries in our region. The selling of fruit is a win-wine. We supply quality fruit to our neighbors, and they fill our bank account with cash flow we dearly need to cover our seasonal retail slump in the hot summer months here in southern Arizona. Some additional notes:

Flying Leap's accounts receivable balance has soared to $220,000 as of COB on Tuesday, 9/26;

Total harvested fruit so far is about 117 tons;

Of our 117 tons picked, about 46% has been sold to other wineries;

26 tons was used to produce brouillis and neutral grape spirit in our distillery;

43 tons has been crushed at our winery so far;

Most of our harvested fruit for FLV is still fermenting, but of the wines we've pressed, we've made so-far 8,100 liters of dry wine;

Our total man-hrs to pick so-far is 3,659;

Each picker in our field can, on-average pick 84 lbs of grapes in one hour;

On average, one FLV grape vine produces between 5 and 9 lbs of fruit;

FLV's vineyards produce between 6-8 tons of fruit per planted acre;

So far, we have made about 10 gallons of finished grappa at 90-proof with grape skins of Graciano;

Did you know that at our winery, we get between 550-600 liters of wine from every ton we harvest and process?

Retail has been sluggish in our market this summer, likely owing to the intense summer heat we've been experiencing here in the American southwest. We are fully-stocked on new wines and spirits, so we are hopeful for a strong fall season.

New Tanks at Flying Leap!

We've recently received five new "Egginox" stainless steel tanks for white wines at the winery estate in Elgin, AZ. These new tanks' shape is ideal for getting enhanced flavors from white wine ferments. The shape of the tanks results in constant mixing during fermentation, as the force of rising gas in fermentation creates a constant stirring force within the wine. The tanks were ordered years ago, and they are made for us in Slovenia.

And we are proud to announce the release of our 8-year, cask-aged Napolean XO Grappa Invecchiata. This grappa is 8 years in cask, finished in port wine barriques and retails for $500/bottle. We are currently selling 2-3 bottles each week.

And, that's a wrap. I hope you enjoy the pictures and update on our performance. Cheers from the heart of Arizona wine country!

Mark

Investor Exclusive
SEPTEMBER 27TH, 2023
Good Faith, Strong Business, Truth & Transparency

Dear Mainvest Investor. I don't know if you have been informed about the recent announcement of the demise of Hommage Bakehouse here in the Mainvest platform, but we know that Hommage collected $171,000 in investor money on the Mainvest platform and then abruptly closed one month after taking the money having never even opened their doors. To say the least, the timing of it is dubious, and the optics here are really bad. My wife Michelle and I ourselves invested $1,000 into Hommage Bakehouse, only to lose all of it in what looks like a scam.

Given what happened at Hommage, I wanted to comfort each and every one of our Mainvest investors about your investment in Flying Leap.

Flying Leap is a strong company with a bonafide record of success in the Arizona wine and spirits market. We are open, honest and forthright with providing all of our investors with truthful, relevant and pertinent information about our company, and we always will be. Some of you have invested just a little, and some of you have invested a lot. We are grateful for everyone of our Mainvest investors' investments on this platform, and it's with both pride and joy that we look forward to posting our quarterly results to you and paying every investor the return that we promised in our offering.

We cannot speak to the situation at Hommage Bakehouse. We don't know the specifics of what happened there, and while based on the timing and them never having even opened their doors it looks to be a carefully-orchestrated fraud, we just simply don't know and aren't going to speculate. The staff at Mainvest emailed all Hommage Bakehouse investors with a statement about them engaging here on behalf of the investors (we presume a lawsuit, but don't know), but who knows if that will pan out.

But I want to assure all of our Mainvest investors that Flying Leap is right here, we are doing well, we are using the money you invested wisely to grow the business, and we will always be truthful, honest and forthright in our communications with you. All of us at Flying Leap are grateful for your trusting us with your savings, for your faith in our business plan and for your confidence in our small business.

Cheers from the heart of Arizona wine country,

Mark Beres

President & CEO

Flying Leap Vineyards, Inc.

Investor Exclusive
SEPTEMBER 6TH, 2023
2023 LABOR DAY WEEKEND Performance Summary & Harvest Update

Dear Mainvest Investor,

As always, thank you for investing in our 2022 Mainvest campaign. We hope you are enjoying our update narratives and that your investment experience here on the Mainvest platform has been pleasant. Let's take a look at our Labor Day weekend performance.

Labor Day Weekend Performance Review

We hope you had a good Labor Day weekend break. I wanted to send you a quick summary of our performance over this just-past Labor Day weekend, which consisted of four days: Friday, Saturday, Sunday and Monday. Labor Day is a good annual checkpoint to see how our retail is doing, primarily because it falls on the same day each year and thus gives us a consistent reference point. Please take a close look at the following chart, which shows FLV's tasting room sales by-day for the past 5 years, as well as a line showing our average order size ($):

Overall, our tasting rooms rebounded this year to our 2019 sales levels - a good (and very much welcomed) sign. We had particularly strong sales on Friday & Saturday, with underwhelming retail on Sunday and Monday. Total weekend retail was $18,101, which is a 23% increase over our Labor Day weekend performance in 2022. It's also a 2% increase over our retail performance in 2019. Keep in mind, 2020 and 2021 are clearly anomalies - the sales in these two years were skewed to the high side due to many macroeconomic factors that have been well-discussed. During that time, many state & federal government policies were put in place (and kept going, in some cases as with stimulus funds) in response to COVID, which resulted in - among other things - our economy being flooded with money and a generally-fearful population with a lot of time on their hands. Combined, the result was an anomalous but temporary boom for alcohol producers.

Recent studies by John Dunham & Associates estimate the American wine industry's total value at a whopping $276 billion dollars, and their work showed that the wine industry survived our state and federal government's COVID-reactionary policies quite well, and Flying Leap's data corroborate this. But when inflation took off in 2021, our cost of production soared. Consumers tightened their wallets, creating the "COVID

hangover", as evidenced by the sharp reduction in retail in 2022. What we're seeing now is likely a return to pre-government COVID-policy economics, and the bounce back to 2019 retail metrics substantiates this in my opinion.

Of particular note is our substantial increase in average order value (green line). Compared to 2019, the value of our average customer transaction has increased 28%. This is significant, owing to our measured price increases in 2021, 2022 and 2023, which we implemented on account of general inflation and the higher production costs we were experiencing.

But thankfully, Flying Leap is well-diversified, and retail sales make up just 60% of our annual revenues. Our distribution programs continue to perform quite well. Here are the year-to-date numbers:

Flying Leap's distribution program revenue surpassed $300,000 last week, which is a smidge higher than distro sales for the same time period in 2022. Note that the bulk of our distribution is now by way of Scout (orange bar). Our goal is to get out of the self-distribution (blue bars) business entirely. Keep in mind, nearly all of our ongoing CAPEX work is designed to increase wine production to support the growing distributed portfolio program.

2023 Harvest Update

As of close of business on Friday, Flying Leap's has harvested 42.1 tons of grapes from our Willcox vineyards so far. Of this amount, 25.5 tons (61%) were vinified for use in our distillery as brouillis (base wine distillate used to make eau de vie, brandy and vodka), 7.5 tons were used in our winery for making dry red and white wines, and 9 tons were sold to other wineries. We expect the 2023 harvest to come in around 160 tons, so we are approximately 25% done with this fall's harvest.

And That's a Wrap!

We hope you are having an enjoyable summer. From the heart of Arizona wine country, "cheers!" from all of us at Flying Leap.

Mark Beres, President & CEO

Flying Leap Vineyards, Inc.

Tucson, Arizona

Investor Exclusive
AUGUST 26TH, 2023
Flying Leap's 2023 Harvest Begins

Dear Mainvest Investor,

Flying Leap began harvesting grapes on Monday, August 21. We've been picking grapes both for contracted fruit sales for other Arizona wineries and for our own winery. So far, we've only harvested white grapes, and we anticipate beginning to pick red grapes in the middle of September, or perhaps a smidge sooner.

Flying Leap's Fruit Sales are Very Valuable

Flying Leap began selling grapes to other wineries in 2022, so that revenue stream is pretty new for us. In 2022, we billed out about $188,000 in fruit sales, and this fall we have signed contracts for fruit & labor for about $224,000. How valuable is Flying Leap's fruit? The answer is about $3,500 per ton (this past week, Flying Leap billed out $27,573 for 7.81 tons, giving an average value of $27,573/7.81 = $3,530 per ton). To put this number into perspective, consider the following chart from USDA, which charts the average value of California fruit from 2013 to 2022:

We can also take a look at grape prices in America's 2nd largest wine production market, Washington state (SOURCE: vineconomics.com):

Using these charts, we can estimate that California and Washington-grown winegrapes sell in the range of $1,000 to $1,400 per ton. Granted, these values are averaged across two massive wine production markets. Nonetheless, they give us a reasonable measuring stick against which to assess Flying Leap's fruit value. Clearly, Flying Leap's fruit sells at a substantial premium over vineyard fruit sales in both of these other states.

This may be a surprise to you, but it again shows the unique market position Flying Leap is in here in Arizona, a market many likely don't think of when it comes to wine, but a market nonetheless that presents investors with substantial opportunity. And, within the Arizona winegrowing community, Flying Leap is a market leader with a very lucrative portfolio.

Harvest Operations

Flying Leap harvests fruit from four vineyard in southeastern Arizona. Our primary operations are in a remote, rural agricultural area known as "the Kansas Settlement". The farm - shown above - is comprised of three distinct vineyard blocks. These blocks were planted in 2011, 2012 and 2016,

respectively. Each year, we harvest between 160 and 200 tons from these three blocks, and about 10% of the fruit is not harvested. About 30% of the crop is sold to other wineries, and the remainder is used in our own production operations.

In terms of harvesting, Flying Leap uses both employed staff and contract labor to pick our grapes. Our own staff consists of a full-time, salaried vineyard manager (Adam Dodd) and anywhere between 2 to 8 FTE and PTE ranch hands. When we need additional labor, we bring in contract workers from both Douglas, AZ and Agua Prieta, MX (these are essentially the same city, with one half in the US and the other in Mexico).

Grape harvesting involves complex logistics, both in the field, in the fruit assembly and packing area, and in the haulage of the harvested fruit to the winery. Fruit is cut from the vine using small scythes/cutting knives or snip shears, and the clusters fall into a lug that the workers kick along with their legs down the row. The lugs are gathered onto an in-row trailer that's pulled either by a quad or small tractor, which transports the laden lugs to our open air fruit barn at the west end of the field. Here, the sorters remove leaves, sticks and debris from the lugs and dump them into large fruit bins. The bins are weighed and kept in the barn until our haulage truck arrives. We load the bins onto our trailer using a skid steer loader with a fork attachment. The bins are secured with ratchets, then hauled to our winery (about 100 miles away), where they are processed.

Flying Leap is Now Using an Ag Drone for Spraying

We use a crop duster to apply various sprays to our vineyards in the Kansas Settlement - it is hyper efficient, safer and inexpensive compared to in-field spraying with towable blast sprayers. However, a crop duster won't ferry their load over to our winery and spray because the field is too small to warrant the expense. For small fields, such as the vineyard at our winery estate, we are now contracting with a drone service to apply our sprays with a special-purpose agricultural drone by PrecisionVision:

The drone is incredibly effective and applications are inexpensive. Our first job was 10 days ago - a spray to apply fungicide, leaf conditioner and insecticide to control the Western Grape Skeletonizer moth and the Grape Colapsis beetle. The results were astounding. How astounding? Let me show you:

We placed liquid reactive paper at the mid-vine height region (inside the vine foliage) and at the vine base (in the grasses). The drone flew an automated path using GPS guidance and a radar altimeter-controlled elevation about 10-15 feet above the grape canopy. The dispersion and concentration of the spray droplets is shown on the reactive paper in the photo above. We are targeting the canopy- and, note the complete and well-dispersed spray that is reaching the interior of the foliage when applied by the drone. This is much better than we get when the sprays are applied by the crop duster.

That's a Wrap, For Now

Well that's an update for you. From all of us at Flying Leap, thank you for your investment here on Mainvest, and we hope you are having a great summer.

Investor Exclusive
AUGUST 20TH, 2023
Hurricane Hilary Update

Dear Mainvest Investor,

Hurricane Hilary is approaching the American southwest, and we are watching it closely. As you know, we have a $2 million crop hanging on our vines, and weather is one of those ever-present factors that impact our farming operations. Our hanging clusters have been protected with applications of antifungal sprays, which help protect them from bunchrot and various molds that can be caused by rain, heat and lingering humidity in the fields. So the vines have a measure of protection in place, but that's not absolute. Driving rain can pierce the grape skins, which destroys the individual berries and can create rot issues.

Here is the latest rainfall forecast from hurricanes.gov:

"RAINFALL: Hilary is expected to produce storm total rainfall amounts of 3 to 6 inches, with isolated maximum amounts up to 10 inches, across portions of the northern Baja California Peninsula through Sunday night. Flash and urban flooding, locally catastrophic, is expected, especially in the northern portions of the peninsula.Heavy rainfall in association with Hilary is expected across the Southwestern United States, peaking during the next day or so. Rainfall amounts of 3 to 6 inches, with isolated amounts of 10 inches, are expected across portions of southern California and southern Nevada. Dangerous to catastrophic flooding is expected. Elsewhere across portions of the Western United States, rainfall totals of 1 to 3 inches are expected, resulting in localized significant flash flooding."

We are watching the hurricane activity closely. At this point, I don't think our vineyards will be much impacted, although we are expecting some rain from the storm. Based on what I am seeing in the chart above, it looks like most of the heavy rains will be over Baja and SoCal. We were out at our vineyards today and everything looks fine, including the fruit. We battened down the hatches and prep'd the field for heavy winds and rain. We will continue to watch the storm and update you if we see or experience anything remarkable.

Cheers from wine country,

Mark

AUGUST 15TH, 2023
Midsummer Update for FLV Mainvest Investors

Dear Mainvest Investor,

Cheers from the heart of Arizona wine country. As the summer rolls along, I wanted to send you a summary overview of our performance to give you an update on how we are doing. So far, Flying Leap has posted two repayments to Mainvest investors. We're proud of that, and we're grateful that you invested in our capital raise. We've put your money to work in growing Flying Leap's wine production infrastructure. Here are some general notes to give you an update on how we are doing.

First Half Financial Performance

We continue to drive the business forward and are posting impressive results. Most notably, Flying Leap continues to generate net profits from our operations. In the first half, we posted gross sales of $1 million with a net profit of $5k. Keep in mind, this is the first time the Company's operations have generated a net profit in the 1st half, so the 1st half profit here - though small, is a first for Flying Leap and continues to underscore degree of our growth and success of our business strategy.

Distribution Update

As of August 12th, 2023, Flying Leap's total year-to-date distribution volume was 15,967 liters of wine (1,774 cases) and 1,305 liters of distilled spirits. These transactions have generated $289,000 in revenue YTD. Here is a chart to present this as a time history for the same YTD period for the last five (5) years:

Our first Scout purchase order was received in April, so we've only had a distributed portfolio for 4 of 8 months YTD. The volumes shown in the chart above are for total distributed volume. Keep in mind, Flying Leap has two separate distribution programs: self-distribution and distributed portfolio. In Arizona, the two programs are separated contractually by geographic region. Self-distribution is as it's named - a wholly internal distribution program where sales, orders and order fulfillment to on and off premise accounts is done entirely by Flying Leap. The second program - distributed portfolio - is new for 2023, and involves the bulk delivery of product to a licensed distributor. The next chart displays our distribution programs by sales channel with sales dollars generated from the activities:

In 2022, Flying Leap had two full-time sales reps (Greg & Emily) on-staff for our self-distribution program. This staffing level was expensive (both received industry-competitive salaries, annual bonus payments and were equipped with company vans), but it allowed us to better-compete and substantially grow our distribution volume in Arizona. Emily resigned her position with Flying Leap last summer to take a position with a competitor distributor, which was the event that drove us to develop a new strategy for a distributed portfolio. This search eventually led us to conduct interviews with three distributors, and we ultimately chose to sign our portfolio with the third - Scout Distribution out of San Diego, CA. Scout took delivery of their first FLV products in late April of this year, and their purchases are shown in the chart above as the green-shaded sub-section in 2023's combined bar.

You'll note that total dollars are essentially flat compared to 2022. This is temporary and results from the transitory period with Scout and delayed payments from purchase orders we've already delivered (as of this writing, we have about $30,000 in receivables with Scout).

You may have noticed that Greg's sales (shown as blue bars in the chart above) dropped significantly from 2022 to 2023. This doesn't tell the whole story. When Flying Leap transitioned to a distributed portfolio, we handed over a large percentage of our existing accounts to Scout. Greg moved laterally from sales rep to brand ambassador, while he retained a smaller portfolio of accounts we agreed to continue self-distributing to. Today, Greg works primarily as an assistant to Scout's sales force to conduct training and ensure FLV maintains priority in Scout's portfolio of brands.

The yellow line shows the average distributed value for one liter of product by year. In 2023 YTD, we've averaged $16.77 in revenue for every liter of product we distributed. In 2022 - interestingly, we averaged $17.39 for every liter we distributed. The decrease is only 3.6%, which is very small. This means we've actually seen our margins diminish very little in the transition to Scout even though we negotiated lower prices for our products sold to them. The key here, which is hidden in the data is that we raised price points to our self-distributed customers. These prices increases, and our substantial volume of self-distribution in the market have tempered the total diminishing of average price per distributed liter. As Flying Leap's distributed sales increase, we expect that price to further reduce as distributed sales become a higher percentage of our total distributed volume in Arizona.

Flying Leap's grand strategy is to be profitably-acquired. We believe that making the Company lucrative for acquisition requires us to have substantial distribution. Accordingly, distribution is the focus of our efforts. "Substantial distribution" is defined both by product volume sold (liters) and number of accounts distributed-to. As we grow the business, we seek to increase our distributed volume to 50,000-70,000 annual cases.

Harvest Update

We still have not begun harvesting our grapes, as none are ready to pick quite yet. We've been maintaining the vineyards in very good shape with regular applications of nutritive foliar sprays as well as active pest control measures. We have a new first - we've contracted with an Arizona company to have our Elgin vineyards sprayed using an agricultural drone. The first application will be performed this Wednesday. Our Elgin vineyard is too small for crop dusting, and backpack or pull-behind spraying is as impractical as it is unsafe. If you'd like to see the drone in action, here is a video. In 2024, we are putting acquisition of our own spray drone on our CAPEX list. We tested our grapes this morning for sugar concentration (brix) and pH. Both are important metrics to consider as we evaluate the grapes for ripeness and suitability for winemaking. We set target ranges for both brix and pH for the various types of wine we intend to produce. The table below shows the fruit status as of this morning.

New Products!

New products abound at Flying Leap. We have several new products that we're making and carrying. These include real sugarshack Maple syrup from the Seldom Seen Farm in Ohio. We found the folks at Seldom Seen when searching the market for maple syrup barrels to finish our bourbons. Their stuff was so awesome that we also buy roasted coffee beans from them that are aged in the maple syrup casks as well as their own old tyme BBQ sauce recipe, which is of course also aged in the syrup barrels. We also have some new delicious shortbread cookies in our tasting rooms, which are made in Portland, Oregon by McTavish. They're super yummy and are a crowd favorite at our venues. In terms of stuff we ourselves are making, the list is long indeed. The new product that I am most excited about, however is our new sweet vermouth.

At this point, Flying Leap has both a distillery, long chain for wine acquisition & production as well as a cellar full of well-aged spirits. These give us the ingredients we need to make some really cool stuff, including vermouth. It took a while to develop the formula and production technique, but we gave it a whirl and produced a masterpiece. Our vermouth is sweet and combines Chardonnay from Argentina with well water, aged brandy and figs with eleven fruit and botanical flavor infusions. We will be rolling out the vermouth in our tasting rooms at $80/bottle, and the initial reception is 100% thumbs up. The vermouth is sweet, aromatic and delicious with a distinctive bitter finish. It's best served over ice with a slice of orange, and it makes a delicious aperitif on a hot summer afternoon.

Cheers!

Investor Exclusive
JULY 11TH, 2023
2023/Q2 Distributions Posted by Flying Leap, Awaiting Mainvest

Dear Mainvest investor - it is July 11th, and still our Q2 distribution has not been posted by Mainvest and is still showing as "pending". I want to assure you that this delay is on the part of Mainvest, not Flying Leap. Our Q2 revenue report was submitted to Mainvest promptly last week, and our prompt payment for our Q2 distribution was made to them that day and cleared our account on July 6th (we verified). I have no idea why Mainvest is still holding the funds as "pending" and not distributing them to you, but I sent them an email tonight asking them to look into it and release the funds ASAP. Hopefully the funds will be distributed to you ASAP, but if they aren't I want to assure you that we will continue to press Mainvest to manage these distributions better. If I find out anything remarkable from them, I will post it here.

Mark Beres

Investor Exclusive
JULY 4TH, 2023
Repayment Posted!

Dear Mainvest Investor,

Let freedom ring! We just posted our 2023/Q2 payment to Mainvest, and this distribution should be making it into your Mainvest account soon. Remember, to access the funds you need to login to your Mainvest account and execute a transfer from your Mainvest account to your personal bank account. Some details about the distribution.

Flying Leap posted total sales of $601,407.55 in the 2nd quarter;

Flying Leap posted an additional $93,726.26 of revenue for Q1. This was an innocent error attributable to our ongoing (but nearly complete) revision of our accounting systems. We had revenue booked in two different systems, and we forgot to include the revenue from the other system. We are reporting it now and including it in the Q2 distribution.

I will post a separate update to go over some of the highlights from our performance in Q2. Cheers from wine country!

Mark Beres

President & CEO | Flying Leap Vineyards, Inc.

Investor Exclusive
JUNE 16TH, 2023

Summer Kickoff

Dear Mainvest Investor,

It's summertime in southern Arizona, and as you can imagine it's hot here. Daily temperatures are soaring well into triple digits, and our air conditioners are humming, as are our wells - which are running 24/7 as we await the arrival of our summer monsoon rains. For now, it's hot and dry here - the most miserable time of the year (June is the hottest month of the year in our desert). We are also transitioning from a lengthy 3-year (rare!) La Niña to what experts predict will be a strong El Niño. These natural phenomena derive from ocean surface water temperature warming and cooling in the Pacific, and they greatly impact weather in our region, with the former being a generally-cooling event and the latter a heating event. Strong El Niño's make life in our desert miserable. The last time we had one (2020), we had scant rainfall all summer (rare) and a severe heat wave. For now, it appears that our summer will be nominal and El Niño will begin in the winter months. We have a huge crop hanging in our fields, so nominal is good. Let's take a quicklook at our performance as we head into summer.

Flying Leap Continue to Transition to a More-Widely Distributed Portfolio

Our current strategy is to reduce our reliance on retail sales and substantially grow our distribution programs. We have two: (a) self-distribution; and (b) distributed. In (a), we distribute to our own accounts, and in (b) we sell wine to our distributor (Scout) in Phoenix, and they sell to their accounts. Both programs encompass the entire state of Arizona, and we currently have over 400 accounts statewide. Flying Leap is the most widely-distributed farm winery portfolio in Arizona, by far. You can see our transition away from retail and to more distribution in the following chart:

This chart only looks at two weeks of sales, but you can see that from 2019 to 2023, Flying Leap's percentage of retail sales to wholesale sales dropped from 88% to 61%, meaning that our wholesaling increased quite a bit. This trend will continue and is central to our ongoing strategic objectives.

Flying Leap is Well-Diversified

A core strength of Flying Leap and one that makes us nearly impossible to compete with in this market is our degree of diversification. This is summed up in the following chart, which shows our sales mix over the past two weeks for the last 5 years.

Note that Flying Leap's product diversity (as evidenced by the number of colors in the stacked bars above) has increased, and along with it our gross sales continue to rise. We are currently operating in record territory, even though our total retail sales have fallen (this is a function of the current challenging retail environment deriving from high inflation, high fuel prices and our normal summer regional retail slow down).

Note too that our fruit sales have added substantially to our bottom line over the past two seasons. The green bars here show our billing out of over $56k in deposits from our five (5) winery clients, who collectively are purchasing nearly 70 tons of grapes from us this Fall.

I will sign off for now - getting late. Cheers from all of us in Arizona wine country, and I will leave you with some photographs taken over the past week showing the status of our vineyards.

Sincerely,

mark

Investor Exclusive
MAY 31ST, 2023
Memorial Day Weekend Retail Performance Summary for Mainvest Investors

Dear Mainvest Investor,

On behalf of all of us at Flying Leap, I want to wish you and yours a great Summer season. Here in Arizona it was a hot and windy Memorial Day weekend, and our retail stores were humming on Saturday. Memorial Day weekend is always a good chance to do a spot-check on our retail performance, particularly because it happens on the same weekend every year and always and predictably marks the end of our "high season". Here in southern Arizona, temperatures soar in June, so the end of May (Memorial Day) is a distinct inflection point downward in our business cycle. After Memorial Day, retail sales fall sharply in our market (across most retail businesses). For the weekend, retail gross was just a smidge over $14k at our tasting rooms with just shy of half of that amount coming from the tasting room at our winery estate venue south of Tucson. This amount ($14k) is about average for the company, so we had a par performance this past Memorial Day weekend. I put together a chart showing both total Memorial Day retail sales (blue bars) and the sales from just our winery tasting room (red line) to give you a visual time history of retail sales at Flying Leap over the Memorial Day weekend and the corresponding component of these sales generated from our most active retail venue (the winery estate in Elgin).

Some things to note:

Retail, generally, is down in our market following the substantial increases in retail seen during the COVID-19 pandemic policy period. This is often

referred to as the "COVID Hangover", and it is widely-believed to be a function of the sharp reduction in the M2 money supply that is ongoing following the unprecedented explosion in the nation's money supply in 2020-2021, which has caused soaring inflation. In 2020-2021, we saw absolutely silly customer traffic volumes in all of our venues. In otherwords, macroeconomic realities are at play here as the money supply constricts and American shoppers are more restrained in their spending behavior.

Retail appears to have bottomed in 2022, but we won't know for certain until we see 1-2 more years of growth (thus, a trend).

Note that Flying Leap consistently generates about half of its retail sales revenue from one property - the winery estate tasting room in Elgin. This is a double-edged sword, both good and bad. On the good side, it allows us to focus resources and thus provide customers with a wine country experience that is unparalleled in our market. But on the bad side, it means that if visitors to wine country diminish (or, alternatively if the share of customer traffic we get is reduced from market forces, such as new competition), the aggregate results can weigh heavily on the company's top line. To combat this, Flying Leap is well-diversified and operates in multiple markets, drawing revenue from a wide span of operational activities. Said another way - while it is true that the winery estate's tasting rooms (there are two) generate a sizable share of the company's retail sales revenue, it is also as true that the company generates most of its sales from outside the market and from other revenue sources besides retail.

The Bottom Line

I am happy with a par retail performance over the Memorial Day weekend in these uncertain times. To me, it shows the strength of our vertical strategy and the resiliency we enjoy of being in the alcohol business in a time of economic uncertainty. Apart from retail, we continue to bill out new invoices every week for other elements of our cash flow model. These include the recent 3-day planting of a new vineyard for a client in southern Arizona by our vineyard crews, as well as new and multiple 100+ case orders from our distributor in Phoenix. We also secured a new 109-case custom wine order for a client in Sedona, Jerome and Flagstaff (3 separate venues), and we are in negotiations to produce a custom vodka for the Wrigley Mansion in Phoenix. Today (Tuesday, May 30th) we presented our wines and spirits to the buyer team at AJ's fine foods for placement in 8 stores across Arizona, and we delivered record product to our many self-distributed accounts across southern Arizona last week. Further, we have sent out fruit sales contracts last week to five clients in our market for over $200,000 in fall fruit sales, and we are expecting approximately $50,000 in deposits to be received for these fruit contracts by the end of June.

Record Bottlings Continue

In addition to sales, we continue to bottle new wine at a record and feverish pace at our winery. We recently received 42,000 liters of wine from Argentina and 8,000 liters from a winery in Washington state. We are shipping 8,000 new liters of wine from a second Washington state winery tomorrow. To handle the new wines, we've order more than 50,000 new bottles and specialty corks, capsules and are lodging huge orders for label stock.

Great things are happening at Flying Leap, and on behalf of our entire team thank you for being a part of it.

Mark Beres

Tucson, Arizona

Investor Exclusive
MAY 5TH, 2023
Tank Platform/Mezzanine Completed
First Project Completed

Dear Mainvest Investor,

As always, thank you for your investment. I wanted to show you some of the work we are doing with the capital we've raised on Mainvest. As you know, we are raising capital to build the infrastructure we need to increase wine production to support our growing distribution programs. Our BHAG ("Big Hairy Audacious Goal") is to increase wine distribution to 50,000-70,000 annual cases by the end of 2028. This is our north star.

When it comes to wine, storage and logistics are a major part of the equation. Wine can spoil both from temperature and bacterial activity, so it needs to be stored with great care. To produce a commercial quantity of it requires physical volume - tanks, and tanks are not common, stock items but rather are custom made by fabricators to uniquely-suit the winery's production space and equipment suite. They're tailor-made.

Flying Leap acquired five (5) x 8,000-liter insulated wine tanks from a fabricator in Sonoma called Westec. The tanks are insulated with Polartec, which allows us to keep them outside. The tanks are actively-cooled using two over and under jackets welded to the outer diameter of the tank itself, which is supplied with glycol-chilled water from our distillery's chilling system. I made a quick sketch, shown below to give you a schematic-view of how the tanks are cooled, as well as a close-up view of the tanks themselves.

Tank & Cooling Schematic

Our vineyards in Arizona cannot supply enough fruit to produce enough wine to meet our demand, and there isn't enough quality fruit of the right

varietals available in our market to purchase. Moreover, water scarcity in the southwest from overdrafting of our aquifer and extended drought conditions make planting more acreage in our Kansas Settlement (AZ) land holdings a poor option. Accordingly, we are leveraging our collaborative partnership with the Hoffmann (California) & Girotti (Argentina) families to bring in premium Malbec and Chardonnay wines from Mendoza, and we have begun sourcing additional wine from a friend of mine's operations in my hometown of Walla Walla (Washington state). These sources, in combination with our own provide us with the wine we need to satisfy our retail customers, wine club patrons and our distribution partners. But, it all hinges on volume - we have to be able to make a lot of wine, and we have to make a kaleidoscope of wines to meet demand at numerous price points and levels of premiumization. It's a daunting task for sure.

The tanks are a first step in the project, and we are still working on installing the temperature control infrastructure we need to make them fully-operational. So far, we've completed the tank setting and built a large mezzanine/work platform for them. This platform gives our production staff safe and secure access to the tanks' closed-top hardware for cleaning and maintenance, as well as for wine chemistry adjustments (sulfites, etc.).

The mezzanine was fabricated by my brother, Ryan. He came down to Tucson from Spokane and has spent the last 6 weeks building the platform. Ryan is a professional Boilermaker up in the Pacific Northwest, and this kind of work is right up his alley. The quality of his work is truly awesome, and it's good to have a professional welder & metal-fabricator in the family!

I made a short video summary of the project, and the link is below. It will take you through the various stages of building the project and give you good insight into how we built it and what it will be used for. The video is about 2 minutes long, and I hope you enjoy it.

https://vimeo.com/823979862

Mark Beres

Tucson, Arizona

Investor Exclusive
MAY 1ST, 2023
2023/Q1 Dividend Payments to Mainvest Investors Confirmed & Paid-Out

Dear Mainvest Investor - great news, the 2023/Q1 dividend was finally paid out. I went through all the information Mainvest provided to me and from what I can see, all of our Mainvest investors were paid their Q1 dividend. If you haven't received it, please contact Mainvest directly.

One again, I am sorry the payment took so long. I am confident Mainvest's tech folks have fixed the problem that caused the delay, and we shouldn't see this kind of delay again.

Cheers from the heart of Arizona wine country!

mark

Investor Exclusive
APRIL 28TH, 2023
UPDATE: 2023/Q1 Dividends Will Be Paid NLT COB Monday, May 1st

Dear Mainvest Investor,

I got a phone call this morning from Mainvest's Director of Operations, Robert Hoyt. We had a good and productive discussion, and I wanted to update you on what we talked about. First, Robert assures me that the 2023/Q1 dividend payments to our Mainvest investors will be paid either today (Friday, April 28th) or NLT COB on Monday, May 1st.

The problem (which they tell me is rare) that caused this delay is a complex technical issue, but in a Reader's Digest format and as I understand it, it was a technical issue down at the actual code level that prevented money from posting between our bank and Mainvest's escrow account. To fix the problem, they had to engage high level technical support and actually dig into the coding, which they did successfully.

Robert apologized to me (and thus to you) for the delay, and he sassured me that this problem is resolved and will not happen again. In his words, it was a learning opportunity for them and essentially identified a bug in their system that they've resolved. I am very sorry about these dividend payments being delayed. If the payments do not post by COB on Monday, May 1st, I will call Mainvest and find out what's up, but for now I am satisfied with their responses to my RFIs and their corrective actions they've implemented.

mark

Investor Exclusive
APRIL 28TH, 2023
Update on Q1 Dividend Payment - Still Waiting

Dear Mainvest Investor - quick check-in with you to let you know that we are still waiting for Mainvest to post the quarterly dividend. I am sorry for this delay, but I want you to know that the delay is entirely on Mainvest's end, and we are engaged aggressively to ensure this quarterly distribution is posted to you. Flying Leap submitted the payment promptly on April 1st. In their email to me last week, they stated that the problem would be fixed and your dividend paid "by mid next week". That time deadline has come and gone, and this continuing delay is unacceptable to me. I have requested a meeting with Mainvest's leadership this morning (Friday, April 28th) to discuss the ongoing matter. Specifically, I want to know why they have delayed, why our Mainvest investors haven't yet received their quarterly distribution and what specific measures have been or are being taken to ensure this issue doesn't happen again. I will send out an update after my meeting to let you know what I find out.

/r

Mark Beres

Tucson, Arizona

Investor Exclusive
APRIL 22ND, 2023
Quarterly Dividend Payment - Where Is It?

Dear Mainvest Investor - have you noticed that your quarterly payment from Flying Leap hasn't yet been posted to your account? Well, I sure noticed it, so I sent an email to Mainvest to ask them what was up with that. Flying Leap promptly posted our quarterly payment on April 1st, and we verified that the funds left our account. So, where was the money (this was our question). The folks at Mainvest wrote back to us, and it appears to be a technical issue with Mainvest's banking function, and they have their technical folks working to fix it. The funds should be disbursed next week. Here is what Mainvest sent to me, so you can read it for yourself.

"My apologies for the lack of communication around this on our end. Part of the confusion was that this issue (without getting too technical, the deposit account that is supposed to facilitate the transfer for repayment isn't getting passed through to our banking provider properly) is isolated to 2 out of ~400 repaying businesses, so it took a bit of time to diagnose what was happening. The engineer that was working on it had a family emergency, so we had to restart the process mid last week. All of that being said, we've identified what caused the issue and the fix should be pushed over the weekend, so we will be able to facilitate repayments by mid next week. Super sorry about the early friction on this."

Sorry that these funds are delayed, but they should be showing up in your bank account next week hopefully. And, in theory here this is an isolated issue that won't happen again (whew!). If I find anything out differently I will let you know and of course keep you posted.

mark

Investor Exclusive
APRIL 20TH, 2023
Changes to Flying Leap's Board
J. Mike Talarek Removed from Flying Leap's Board of Directors and Replaced by Marc Moeller

Dear Mainvest Investor,

On March 31, 2023, Flying Leap's shareholders voted to remove J. MIke Talarek from the Company's Board of Directors. In the same vote, the Company's shareholders appointed Marc Moeller to the Board. Accordingly, effective April 1, 2023, Marc Moeller has joined Flying Leap's Board. Mike Talarek is no longer actively involved in the operations of the Company.

About Marc Moeller

Along with myself and Tom Kitchens, Marc is one of the three original co-founders of Flying Leap. Marc is originally from San Diego, California, the son of a Swiss mother and German father and has wine making credentials from the University of California at Davis. He is a profoundly-talented and accomplished winemaker, fully-bilingual in both English & German and a talented guitarist. He has an undergraduate degree in Aerospace Engineering from the United States Air Force Academy and a Masters Degree in Aerospace Engineering from the University of Washington. He also has an MBA from the University of Phoenix. Marc retired from the USAF, where he served in the prestigious position as a command pilot of Air Force Two, flying the American First Lady, Vice-President and senior US diplomats around the world in a 767. He also served in the same role for many years prior having flown an Airbus 330 for the German Luftwaffe where he flew the German Chancellor and various members of the German Bundestag on worldwide diplomatic trips.

Marc (shown in the photo above, at left) and I met in the summer between our Freshman & Sophomore years at the USAF Academy during parachuting school, and we've been best friends ever since. We founded Flying Leap together in 2010 and grew the business from a small startup vineyard operation into a multi-million dollar Southwestern wine & spirits powerhouse. Marc and his wife Audrey make their home in Tucson.

Not only did Marc help found the Company, he is also the creator of many of Flying Leap's iconic products, various operating structures and

elements of our brand. For example, it was Marc who formulated our most popular wine - the Habanero Chili "Lux" blended red wine, and he is the creator of Flying Leap's wine club. Marc left the Company in 2020 to spend more time with his family and focus on personal growth. Given Flying Leap's rapid growth and our need to drive more wine production, I approached Marc earlier this year to see if he could return to the Company and take over key elements of Flying Leap's production and logistics operations. Thankfully, he agreed, and we are indeed fortunate to have him back.

Marc's renewed role at Flying Leap, which begins on May 1st is to help grow the business's self and distributed wine and spirits programs to achieve our BHAG (pronounced BEE-HAG, meaning "Big Hairy Audacious Goal") level of 50,000 to 70,000 annual cases by the end of 2028. He will take over the Company's self-distro program, as well as production operations and Flying Leap's complex logistics operations.

V/r,

mark

APRIL 11TH, 2023
Wine Club Allotment Intro Video

We produced a short video to use as an introduction vignette for our forthcoming wine club member announcements. Our club program post wine to our members twice per year, in the spring and fall. On May 2nd we will post our spring 2023 allotment, and as part of that we send our members a detailed infopiece with details about their wines. In this piece, we are going to start getting more creative by including video overviews of the wines and short, sweet video pieces such as this one. We wanted our investors to see it first. Cheers from Arizona wine country! (if you are unable to click the hyperlink, simply copy and paste it into your browser):

https://vimeo.com/816417216

mark

Investor Exclusive
APRIL 5TH, 2023
Flying Leap Posts 2022 Financial Statements - 2022 Was a Record Year

Dear Mainvest Investor,

Flying Leap recently posted our 2022 Financial statements to our equity investors, and we are making these documents available to our Mainvest investors as well by way of the following hyperlinks:

2022 Income Statement: https://mcusercontent.com/d48e3bb79a0cebfe112104812/files/cf5e757e-7955-060b-8c63-e64c002279f5/P_L_2022_FINAL_1.pdf

Balance Sheet 12/31/2022: https://mcusercontent.com/d48e3bb79a0cebfe112104812/files/8d2476fa-aa8a-eff7-0f9a-631b590f144a/Balance_Sheet_12_31_2022_FINAL_1.pdf

Flying Leap posted a banner, record-smashing year in 2022 setting new records in sales and profitability. Our income was substantial, with the Company recording a $354,726 profit in 2022. We purchased a substantial amount of equipment in 2022, so we took advantage of depreciation and wrote off $330,776, which reduced our taxable income to $24,000.

Flying Leap benefits greatly from diversification, and I am not sure if this is readily apparent in our Mainvest chatter so I want to make sure all of our investors understand it. Flying Leap generates cash flow from a mixture of sources. These include retail sales by way of our Arizona-based network of five wine and distilled spirits venues (located in Sonoita/Elgin, Tubac, Tucson and Prescott), two separate wholesale distribution programs, club/subscription sales to our 900-member wine club, online sales, fruit sales to other Arizona wineries, custom crush revenue for doing work on other wineries production, event sales and consulting services. This diversity of revenue streams gives us great resiliency in hard times, and it's kept us growing in a market that is generally being weighed down heavily by inflation and consumer tightening of wallets (our products are expensive luxury items in most cases).

We will be sure to keep all of our Mainvest investors updated here in the platform's update channel. Cheers from Arizona wine country, and thank you again for your investment.

Mark Beres

President & CEO

Tucson, Arizona - USA

Investor Exclusive

APRIL 3RD, 2023
First Payment Posted!

Dear Mainvest Investor! I am proud to announce the posting of our first quarterly repayment to our Mainvest investors! Our official time period for the first payment is 1/9/2023 to 3/31/2023, and in this time our gross sales were $355,548. Cheers to you from the heart of Arizona wine country, and thank you for your investment in Flying Leap and continued faith in our business plan.

V/r,

mark

Investor Exclusive
MARCH 17TH, 2023
Inflation & Price Increases
Inflation - It's Real, Here's How We've Reacted

Dear Mainvest Investor,

From the heart of Arizona wine country, we hope and trust that you are doing well and prospering. I want to again reach out and thank you for your investment in Flying Leap here on the Mainvest platform, and for your faith in our business plan. Things are going well, and we are excited to share our first cash return to our Mainvest investors next month.

Inflation is a really important issue for all American small businesses. With recent bank failures in the news, the issue of inflation and rising interest rates has become a national discussion, and I wanted to provide you with some insight into Flying Leap's impacts and reactions to inflation.

First, please be assured that our banking situation is financially-sound - we have no exposure to any of the bank failures that have made headlines in recent weeks. None - zippo - nada. Inflation, however, has impacted our business, and it's impacts have been substantial. In general terms, inflation has increased our production and operating costs, which has eroded our margins. To restore these margins, we've had to increase prices across the board. When we implemented our tasting fee and product price increases, I sent out an email to our staff to explain the increases, put them into context (for our industry) and provide them with some insight into our pricing and price strategies at Flying Leap. If you'd like to read this email I sent, you can do so by clicking this hyperlink:

https://mailchi.mp/0402bea59646/a-discussion-about-tasting-fees

We've had some time to gather enough data to assess the impact of our higher prices on the business's revenues, and I provided our equity investors with a discussion about our assessment this morning. Here is the narrative I wrote published here for our Mainvest investors to read as well:

Quick topic: Flying Leap's Price Increases

As the chart above shows, inflation is running at very high levels and has been high for three years. Currently at 6%, inflation has increased our operating & production costs substantially, which has eroded our margins, requiring us to increase prices substantially in February. No one likes higher prices, but they're an unfortunate reality in this inflationary environment.

So how have these higher prices impacted the business? We can answer this important question with real data. That is, we know exactly how our price increases impacted the business, and the answer is they did exactly as we intended them to do - they increased our revenue enough to restore our margins. We did a study comparing retail sales data for the winery estate tasting room in Elgin for the period 2/6/2022-3/6/2022 with the most-current (and same) period 2/6/2023-3/6/2023, looking specifically at wine tasting and non-wine tasting metrics separately. We incorporated our foot traffic data so we could see how people-through-the-door reacted to the higher price points based on real, relevant purchase behavior. Here are the things we found:

Tasting revenue per guest increased by 65%.

Sales of wine glasses decreased by 36% (this indicates that there were more shared tastings).

Total tastings sold per guest increased 10%.

Non-tasting sales (that is, sales of stuff other than wine tastings) decreased by 6%.

Total sales per customer increased by 6%. [emphasis added]

These are all interesting, but it's #5 that is the most important. Look back to the bar chart above that shows inflation by year going back to 2013, and note that currently inflation is running at 6%. By increasing our tasting fees, we were able to increase per-person sales by 6%, which means in

aggregate we have "kept up with inflation", essentially.

V/r,

mark

Investor Exclusive
MARCH 6TH, 2023
Mark Beres to Speak at Arizona Viticulture Summit in Oracle, AZ on March 7th
Arizona Viticulture Summit

Dear Mainvest investor - I am giving a speech at the Arizona Viticulture Summit at the Biosphere 2 in Oracle, Arizona tomorrow (Tuesday, March 7th). The conference is being put on by the University of Arizona in collaboration with Arizona business leaders, as well as a number of Arizona's congressional delegation members, USDA leadership and members of the state legislature. The purpose is to provide insight into the farm winery experience in Arizona with a focus on capital formation & labor-related challenges. If you'd like to download and review my slides, you can do so using this hyperlink.

Cheers from the heart of Arizona wine country,

mark

Investor Exclusive
MARCH 5TH, 2023
February Sales Set New Record for Flying Leap
Great News!

Dear Mainvest Investor: a quick update to let you know that Flying Leap's February sales soared to a new record of $169,000. Here is a chart showing February sales for the past 5 years:

Our strong sales came from surging wholesale orders in February and strong deliveries to accounts in our territories (remember that Flying Leap has a unique hybrid distribution model, with some of the portfolio distributed by Scout Distribution, and the rest by Flying Leap directly).

Retail sales, particularly at our winery estate in Elgin, AZ were down. The reasons for this are many - higher prices, lower priced competition and snowy weather in southern Arizona. We did not see lower retail at our 4 other retail tasting rooms in Arizona (retail was higher at our stores in Tubac, Tucson and Prescott). We have had to increase prices due to higher operating costs, and the majority of our customers have been understanding. For reference, here is a photo showing our current retail tasting room prices:

The weather in our region has been snowy. We woke up to about 6" of the white stuff on Tuesday, and there is still substantial snow at our farms. Inclement weather has reduced customer traffic to wine country.

But, we have taken the time to address these lower traffic counts at our winery estate by investing in new furnishings. Our thoughts here are to make the retail space more comfortable and accommodating, to retain customers longer onsite and increase per-person sales revenue:

And that's a wrap. Thank you for your investment, and cheers from the heart of Arizona wine country.

Mark Beres

Investor Exclusive
FEBRUARY 27TH, 2023
End of February 2023 Update for FLV Mainvest Investors

Dear Mainvest Investor,

Here is a quick update to keep you in the loop on our progress. First, Flying Leap's sales continue to set new records, even in a very challenging retail environment. YTD sales as of COB Sunday were $262,226, which is an 8.6% increase over the same period for 2022 and a new record for the business. Here is a chart to show the same-period YTD sales for the past 5 years, which will give you a good visual of our growth:

The key to our sales growth is our ongoing transition from a primarily-retail (i.e., tasting room & club sales) operation to distributed portfolio model. We will always retain our premium retail, craft winery segment, but it will be separate from our wholesale operations. Where the former focuses on higher end, more premium wines (barrel aged, single vineyard varietals and distinctive vineyard-specific blends in limited production quantity and premium natural-cork seal and packaging), the latter will focus on more affordable blended wines without focus on vineyard-specificity, aged in steel-tanks and bottled more affordably (standard Bordeaux 750mL bottle, no punt and w/screwcap). Our premium line will be our Flying Leap Estate line, which will be sold by way of our own retail network and directly to our club members. Our wholesale line will be primarily our

Downrange branded products, which will be sold by way of our hybrid distribution model ("hybrid" = some sold to a distributor and some self-distributed by Flying Leap; distributor and Flying Leap markets separated geographically by contract).

Our distribution program kicked off on February 1st, 2023 with the delivery of our first load of wine and spirits to Scout's warehouse in Phoenix. Here is a photo of the first delivery to them:

Note all the beer kegs. Scout is a small primarily-craft beer distributor headquartered in San Diego, CA. Flying Leap is their second winery in their portfolio, and their only distillery. This gives us a great advantage in that we get pole position in their outreach, and the evidence is in the numbers. In the last 4 weeks, Scout has already submitted six (6) purchase orders to us with a gross value of nearly $100k. To make the distributed portfolio model work, we have another distinct advantage in that we have a very skilled brand ambassador. His name is Greg Maciulla. Greg is a 20-year veteran of the wine & spirits distribution industry, and Greg grew Flying Leap's wholesale account portfolio from 0-accounts to over 300 in just 3 years. When we transitioned over to Scout, Greg's role transformed to one of brand ambassador, and he works with Scout's reps to provide training on our products and management of the sales to Scout. Here is a photo from a staff training session at Scout's offices in Phoenix, Arizona two weeks ago:

Greg is the one standing in the blue sweater. In this photo, he's going over Flying Leap's wines with twelve of Scout's market reps, providing them with information on each products along with sales strategies (e.g., recommending wine/food pairings or cocktail suggestions with the various spirits). He also discusses our programmed incentives with the reps.

Our Bottling/Filtration Workshop

We continue to work with Santa Cruz County's building & zoning department to get approval to proceed with our project. We stalled out over (of all things, yes I am not making this up) parking spaces. Of all the things the county regulators would care about, our parking was their primary concern. We invited their staff to come to our winery estate last week to go over the issue, and it was a productive meeting. The county agreed to allow our project to proceed to their Tech committee review provided we sent them a revised site plan showing a minimum of 49 parking spaces with bumpers and that we provided them with a copy of our permit submittal package to the Arizona Deptartment of Water Resources for our surface water retention lake. So, we had our architect draw in a parking setup, and we re-submitted the drawings on Friday. Here is a photo of the new site plan:

Note the new parking spaces. In the meantime, we have added chip seal coating to the winery's parking lot, leaving natural the space where we intend to build the new facility. Here is a picture of the newly-sealed parking lot:

We also continue to produce more wine. In the first seven weeks of 2023, we have bottled up 340 gallons of Port, 103 gallons of dry white wine and 2,504 gallons of dry red wine. Our bottling crew has been busy (see photo), but note that we are bottling manually!!! ARGHHHH!

Flying Leap's rapid growth and expanding sales portfolio require us to keep up with the demand, which means we need to produce more wine. The limiting factors in our production line are limited filtration capacity and manual bottling of wine and spirits. To remedy these, we need to build the bottling/filtration workshop (step one) and then equip it (step two). There will be a new Mainvest campaign forthcoming to raise funds to purchase the filtration and bottling systems for the new facility, and we are working with Mainvest's staff to develop the campaign. We are not sure when we will be kicking it off, but stay tuned.

Cheers to all of our Mainvest investors, and I want to again thank you for your investment in our success. Things are going well, and we look forward to posting our first quarterly payment to you in April.

Sincerely,

mark

Investor Exclusive
JANUARY 31ST, 2023
County Permitting Process Underway for New Bottling/Filtration Facility

Dear Mainvest Investor,

I wanted to send out a quick update to all of our investors with some details about our status on the project. Things are looking good, and we are making progress with the county permitting process. I requested status from our architect this morning, and here is his response:

"The preliminary TAC [Tech Advisory Committee] application and drawings were sent to the [Santa Cruz] county [planning & zoning office] on Friday, see attached [photo captures of drawings]. The county has a completeness review to make sure they have everything they want to see for the review. Once the completeness review is complete, they send out to the site planning staff for the TAC review. Hopefully, this TAC review will go quickly, however [I] was told it may take 2-3 weeks. I'm expecting we will be notified this week if there is anything else they need to complete the application, such as soils report, title report, etc. As soon as I hear back, I'll let you know. In efforts to [expedite] this process I will [contact the] county to see if there are any options for expediting the reviews, if so I'll let you know. Meanwhile we'll proceed with the building

construction/permit drawings and get those ready to submit as soon as we get the TAC approval."

So - in short, we are working through our county's bureaucracy to have the design reviewed and approved. Once approved, the county will issue a building permit. At that point, we then provide our builder with a set of plans and a building permit, and he will use these to produce a cost quote for us.

Strategy Review:

Recall, the purpose of our current work is to increase Flying Leap's wine production & cellaring capacity to meet growing demand of our wholesale program. Here is a chart showing our annual wholesale sales for the past 5 years (Flying Leap began wholesaling wine & distilled spirits on 10/1/2018):

The limiting parts of our production operations are wine filtration and bottling. To increase production to meet our growth, we need to invest our capital in acquisition of high-capacity filtration equipment and an automated, high-speed bottling line. The total for these is about $0.5 million. First, we need to build a facility onsite at our winery estate in Elgin, Arizona to house the equipment, including all necessary interfaces (power, water, gas, effluent). Our plan is to use our current funds raised in this first Mainvest capital raise, combined with our own cash and remaining un-allocated funding from existing USDA financing to construct the bottling/filtration workshop. We will launch a new capital raise on Mainvest in the summer to raise a percentage of the funds needed to purchase the filtration and bottling equipment.

Here below are the current drawings from our architect, Randy Gilliam (Tempe, Arizona):

Site Plan:

Floor Plan:

Site Plan (Close-up):

We thank you for your investment in Flying Leap, and we are looking forward to posting our first return to you in April. Cheers to all from the heart of Arizona wine country!

V/r,

mark

Mark W. Beres

President & CEO

Flying Leap Vineyards, Inc.

(520) 954-2935

JANUARY 10TH, 2023
CORRECTION: Quarterly Sales Table Updated

I was writing too quickly - here is the corrected table for our quarterly sales!

V/r,

mark

Investor Exclusive
JANUARY 10TH, 2023
1st Round of Funding Completed

Dear Mainvest Investor,

Thank you for your investment in Flying Leap's first round capital raise. We brought in $124,000 in new capital, which left us with about $115,000 after we paid the funding fee to Mainvest. We have deposited these funds into our capital account, and we will be putting the money to work ASAP. We offered some incentives for investments of $10k and $25k, and we will contact those individuals soon to coordinate for shipment of your gifts. The funds we raised here on Mainvest will be used to help build a new bottling & filtration workshop at our winery estate, which is located in Elgin, Arizona about 50 miles south of metro Tucson.

Repayment to Mainvest investors will begin in the 2nd quarter of this year. We will report our 1st quarter sales to Mainvest on/about April 3rd, and we will make a payment to them of 1% of that number. Mainvest will handle all disbursements to investors, which will be deposited into the bank account you linked when you signed up. Here is a table showing our quarterly sales for the last 4 years.

We will report future sales to Mainvest at the end of each quarter for the next 5 years, and we will send them a payment equal to 1% of this number. For example, at the end of the 3rd quarter in 2022, we did $395,047 in sales. Accordingly, we would report this number to Mainvest and, along with our submission send a payment to them of ($395,047 x 1%) = $3,950.47. Mainvest, in turn would disburse these funds to all 81 investors in proportion to how much you invested in the capital raise as a percentage of the total. I am pretty sure I have this all correct here, but as always check with Mainvest if you have specific questions.

Our project is well-underway. Final drawings have been received from the architect, and our builder is at work doing a detailed cost estimate for the project. Once we know that number, we will likely negotiate to arrive at the agreed-to price, then sign the contract with the builder and break ground shortly thereafter. As the project progresses, we will send out timely updates to all of our investors with photos to show status.

Cheers to all from the heart of Arizona wine country, and a very happy new year to you.

JANUARY 2ND, 2023
Flying Leap Posts Record 4th Quarter Sales
4th Quarter Record Sales

Despite an increasingly challenging retail market, Flying Leap posted the strongest 4th quarter gross sales in the company's history. As of Dec. 31st, 4th quarter sales soared to $751,158 on the back of a record wine club allotment in early November. At first glance, total sales in 2022 were $2.19 million (also a new record). The key to our success is diversification. In 2022, Flying Leap generated sales revenue from more channels than ever before. Of note, strong fruit sales to other wineries and a substantial expansion in our wholesale line made up for retail losses and drove gross sales to a new record. Things are going in the right direction - thank you to all of our Mainvest investors. Your investment is providing us with capital we need to grow our infrastructure and continue this meteoric growth in the craft wine & spirits business.

DECEMBER 21ST, 2022
Still harvesting!

DID YOU KNOW? ...

... that Flying Leap is still harvesting grapes, even now at the end of December? That's right, we are - except now we are harvesting frozen raisins, and the raisins are used to produce a very unique, rare and valuable wine. Call it icewine, call it raisin wine, the wine is really good and among our most beloved sellers. We are harvesting today, and here is a image showing what the raisins look like on the vine:

The raisins are picked by hand before sunrise, when the temperature at our fields is in the low 20s. Generally-speaking, the grapes are at 20% moisture, meaning 80% of the water in the berry has evaporated and the remaining raisin is just 20% the weight of the original berry. They are chewy, delicious and intensely-sweet. Our goal here is to concentrate that sugar into a wine of profound sweetness and flavor. Once picked, the raisins are hauled to our winery by truck (130 miles away).

After picking, the grapes go to our winery, where they are weighed, sorted and processed through a crusher/destemmer machine to separate the individual raisins from the woody stems.

Once the raisins have been separated from the stems, they are loaded into a wine press and squeezed for as much as 24 hours at very high pressure. This intense and constant pressure produces a slow drip of intensely sweet juice, which we collect and pump off into settling & fermentation tanks for primary vinification of the juice into wine.

The juice is fermented using specialty French yeast strains from Bordeaux, which are cultivated specifically for fermenting high-brix (sugary) juices. After fermentation, the wine is pumped off of the sediment and transferred into oak barrels in our wine cellar, where it ages for a minimum of one year. The juice is incredibly high in sugar (which is exactly what we want in producing this wine), in the sample below we estimate the brix at just over 40 degrees, which is massive (regular in-season wine grapes are harvested usually at 23-25 brix in Arizona, so at 40 degrees the icewine is much more sugar-dense).

At Flying Leap, we age our icewines in oak barrels. We do this for several reasons. First, the oak aging adds color and nuance to the wine. Second, it softens the wine considerably and enhances its flavor and aromatics. During barrel aging, the wine will be racked (a process of removing & returning the wine from/to the barrel, which naturally cleans the wine of sediment and affords the winemakers a chance to sanitize the barrel) several times. When the wine is finished its aging regimen, it will be filtered, treated with sulfite and bottled. The resulting product is an amazing treat. Designed as a dessert delicacy, the wine is profoundly aromatic, with notes of apricot, spring flowers, vanilla and spice. The wine is weighty, not syrupy but heavier than a dry wine for sure. The weight of the wine sits firmly on the pallet, expressing intense & balanced flavors of ripe apricot nectar, honey and pineapple.

Producing icewines is an example of how Flying Leap efficiently and fully-uses its harvest, squeezing every drop of value out of our crop. The wide

diversity of wine styles and distilled products we make from our harvests allows us to delight our customers with a broad and exciting portfolio of choices to suit every taste and specialty.

Cheers from the heart of Arizona wine country.

mb

DECEMBER 20TH, 2022
Groundbreaking Soon!

We have great news. Our building plans are nearly finalized and we are moving to the permitting phase with the county. Here is an image showing the current site plan for the workshop:

Your invested dollars will be used to help fund the construction of this new facility. We provided a lot of detail in our Mainvest profile, but to piggy back and refresh on that, this facility will house two very important pieces of equipment: high-speed bottling line and crossflow filtration system. These have one very specific, clear and unambiguous purpose --> to allow us to produce more wine. We need to produce more wine to meet the demand of our growing wholesale program. We anticipate breaking ground in the next 2-3 weeks, and thank you to all who invested in this Mainvest capital raise, as your invested funds provided us with the capital needed to fund its construction.

Flying Leap is in the final stages of negotiating our distribution contract with Scout Distributing. If you'd like to learn about Scout, here is a link to their website. Our current distribution portfolio is ~300 accounts, and we are transitioning from a self-distribution model (where we do all the distributing) to a more traditional distributed model, where we place our products with an intermediary who then markets, sells and delivers the products to retailers. We anticipate a go-live on February 1st.

Cheers from all of us in Arizona wine country!

DECEMBER 16TH, 2022
Anticipating Breaking Ground in January/Other Great News!

We are well over our goal right now for this capital raise, and we will likely cut off new investment soon. If you would like to add to your investment or if someone you know would like to get in on this opportunity, please do so soon as we will end new investment for this raise shortly. Mainvest works on a payback multiple, not an interest rate. The equivalent interest rate can be estimated - the variables to determine it are (a) total amount of the capital raise; (b) payback multiple; and (c) revenue share percentage. At the current raise, we estimate investors will receive an equivalent IRR of about 16% on their investment, which ain't too shabby!

We anticipate breaking ground on the bottling/filtration workshop in January. We have a preliminary design completed, and our builder is working on the estimate. When we get that, we will share it with all of our equity & Mainvest investors. In other news, we are finalizing our contractual relationship with Scout Distributing, and we anticipate transitioning our wine & spirits portfolio from a self-distribution model to a distributed model on February 1st. The upside is huge. Our goal is to grow our wholesale account portfolio by 30% in 2023, and we have a good collaborative plan to achieve that.

Flying Leap is currently breaking all previous records in sales. We have surpassed $2.2 million for 2022, and we should get close to $2.3 million if current trends in the market continue. We had a great harvest and we are working diligently in the winery to move our 2022 wines from tank to barrel. In our distillery, we've bottled new current inventory among several SKUs, and sales are very strong this holiday season. We completed construction of a new fruit barn at our Willcox (SE Arizona) vineyards, and we have begun taking reservations for fruit sales to Arizona wineries for next fall. So far we've sold over 40 tons, and we anticipate selling 60-80 tons next fall, which will leave about 120-140 tons for our own winemaking endeavors. We will be receiving a large shipment of Chardonnay and Malbec from our collaborative partnership with the Hoffmann & Girotti families in Mendoza, Argentina at the end of January. These wines are magnificent, and they will form the backbone of our expanding wholesale portfolio in 2023.

We are grateful to all of our Mainvest investors who have invested in this capital raise. We are poised to put your money to work growing Flying Leap in 2023. Cheers from wine country! PS - we had our first snow of the season - yes, it snows in Arizona. Here are a few pictures. mb

DECEMBER 6TH, 2022
ACSA & Park Street Release Results of 2022 Craft Spirits Data Project

Flying Leap is primarily a winery, but we are also a successful Arizona craft distillery, and distilled spirits make up a substantial amount of the company's sales revenue. The funds we are raising here on Mainvest are primarily for increasing wine production, but the bottling equipment can (and will) be used for distilled spirits as well, and it's good in our opinion for all of our investors to have good insight into our distilling operations as well. Recently, the industry's largest trade org., the American Craft Spirits Association ("ACSA"), of which Flying Leap is a member in good standing recently released some interesting results summarizing extensive work done surveying American craft distillers to accumulate insightful industry data.

Here is the link to the ACSA full report: https://americancraftspirits.org/wp-content/uploads/2017/02/Craft-Spirits-Data-Project-2022-Summary.pdf

The report is very interesting, and here are the key findings as reported by the ACSA to its membership:

The U.S. craft spirits market volume reached over 13.2m 9-liter cases in retail sales in 2021, growing at an annual rate of 10.4%. In value terms, the market reached $7.5 billion in sales, growing at an annual rate of 12.2%. U.S. craft spirits market share of total U.S. spirits reached 4.9% in volume and 7.5% in value in 2021, up from 4.7% in volume and 7.1% in value in 2020.

The number of active craft distillers in the U.S. grew by 17.4% over the last year to 2,687 as of August 2022. Active craft distillers are defined as licensed U.S. distilled spirits producers that removed 750,000 proof gallons (or 394,317 9L cases) or less from bond, market themselves as craft, are not openly controlled by a large supplier, and have no proven violation of the ACSA Code of Ethics.

Despite economic headwinds, craft producers have consistently found value in reinvesting in their businesses. On average, producers invested $337,100 in 2021 alone. This amount decreased slightly (-2%) from 2020, but the sharp uptick in craft producer count bolstered the total amount invested in the U.S. craft spirits segment by 9% year-over-year to $826 million. The primary motivation for investment listed by those surveyed was for additional production to meet demand, followed by construction to increase visitor space.

Flying Leap's distillery gives the company an extraordinary competitive advantage in the larger craft alcohol markets primarily because it allows the company to get more value from it's annual grape harvests. This reduces the cost basis across all product lines, including the company's wines. The effect is amplified by the clear reality that Americans are developing a strong taste for craft spirits, as the category's general metrics are soaring nationwide. This tailwind greatly-benefits Flying Leap.

Mark Beres

NOVEMBER 24TH, 2022
Flying Leap is also a World-Class Distillery
First Fruits of the 2022 Harvest

Flying Leap operates a world-class distillery in the heart of Arizona wine country. Our distillery was designed in 2013-2014, and it was built in 2015. We began distilling the Fall of 2016. We operate four stills, all of hand-hammered copper from famed German still maker Carl GmBH in Eislingen (near Stuttgart). We have four stills: two are kettles (650-liter and 2,000-liter), and two are columns. The stills are heated by way of steam powered bain maries from an onsite steam plant, and the condensers are cooled by way of a recirculating chiller system that recycles water. Our distillery gives us the ability to get more value from our harvests, which lowers the cost basis of all our products, including wine. We produce a very high quality vodka from wine, as shown here. This vodka was triple distilled from wine we produced in August from Ugni Blanc grapes hand-harvested from our Block 3 vineyard in southeastern Arizona. The vodka is smooth, rich in vanilla notes and creamy. We sell vodka in our tasting room at the winery estate and across the state of Arizona by way of our wholesale program. We custom-label our vodka for a number of specialty clients, including the famed Hotel Congress in downtown Tucson.

NOVEMBER 15TH, 2022
Initial Drawings received From Architect

Dear investors! A quick update for you - please see attached drawings, showing our architect's initial sketches for the bottling & filtration workshop. Your invested dollars will be used to help us fund the construction of this facility. We've already provided some feedback, and we are meeting next wednesday with our builder to determine exact elevations needed to design the concrete works. We will keep you updated as things progress. Thank you all for your investment.

NOVEMBER 9TH, 2022
Video Tour of Winery Estate (2020)

Here's a link to a short video we put together of some simple drone footage of our winery estate in Elgin, AZ. Since this video was shot, we've added significantly to the property.

https://www.skypixel.com/videos/flying-leap-winery-estate?utm_source=copied&utm_medium=PCWeb&utm_campaign=share&sp=0

NOVEMBER 9TH, 2022
Flying Leap Posts the Highest Recorded Wine Club Sales in the Company's History

Great news! On Monday, Nov. 8th, Flying Leap successfully posted its 2022 Fall wine club allotment. Our wine club is a best-in-class program that provides our members with first-access to new & exclusive wines, special productions, library wines and lucrative product & event discounts. We have two levels of membership, and each provides a pre-picked assortment of wines two times per year to our members. Our wine club program accounts for about 25% of our annual sales revenue. On Monday, we posted the highest sales ever recorded for a single wine club allotment in the company's history. It's this kind of growth that is driving our need for expansion. Some key elements to our club program's success are: (a) product

quality & diversity; (b) efficient distribution; (c) membership convenience & flexibility; (d) product rarity/exclusiveness; and (e) discount/benefits. Cheers from the heart of Arizona wine country. mb

NOVEMBER 6TH, 2022
The Latest From Flying Leap - Fall Harvest Complete, Fall Wine Club Allotment & Architecture
Fall Harvest Complete

We completed our 2022 Fall harvest in mid-October. Total harvest weight from our Arizona vineyards was 142 tons, and we've left about 40-50 tons on the vines to raisin for a winter harvest to produce our icewines. Of the total harvested fruit so far, we sold 38% of it to other wineries. This was the first year we sold a substantive amount of fruit to other wineries, which proved to be a win-win. We were able to provide quality fruit to help our peers while at the same time developing a new line of revenue for the business.

To support fruit sales next year, we've been busy building a new fruit barn at our Block 1 vineyard in the Kansas Settlement, which is a rural region south of Willcox, Arizona where we've developed the majority of our vineyard acreage. The new fruit barn is a 60 x 30 pole barn with a 20-foot interior clearance. It will be all-weather and outfitted with lights, commercial 3-phase power and water, as well as loading and off-loading ramps. The concrete slab we built is stressed for fully loaded semis, so it's quite strong.

We've also completed the awning on our new wine cellar. This insulated facility can hold up to 2,000 cases of finished wine in carefully climate-controlled conditions. The surrounding covered patio affords us ample, easy & heavy-lift hardscape production space, and it includes a large, secure loft for additional dry storage. It also has an adjoining loading dock, dry-storage bay, restroom and a beautiful 8,000-bottle climate-controlled wine library. The rockery walls are faced with fieldstone collected from our Willcox vineyards, and we've added integral lighting for enhanced safety.

We've also submitted our progress payments to our tank manufacturer in Sonoma for the completion of our wine blending tanks. These 8,000-liter tanks will provide the working volume we need to increase production dramatically.

We recently signed the contract with Gilliam Architecture in Tempe, Arizona to design our new bottling/filtration workshop, and we will provide the details of this new facility in a subsequent update to our investors. As a short teaser, this new facility (site sketch below), which is the primary purpose of the funds we are seeking to raise here on Mainvest will provide the space we need to house a new automated bottling line and crossflow high-volume filtration system. It will be situated next to our winery production facility with access to our hardscape for forklift traffic/loading.

Great things are happening at Flying Leap. More to come ...

OCTOBER 13TH, 2022
Bottling/Filtration Facility Design RFP Submitted to Architectural Firm in Tempe, AZ

We've submitted an RFP (request for proposal) to our architect, Gilliam Architecture of Tempe, Arizona to provide design & engineering services for our Bottling/Filtration Facility. We expect their proposal back soon, and we look forward to getting them on contract. Our goal is to complete the design phase by the end of the year, so that we can engage with our builder to begin the project in the first quarter of 2023. Here is a link to a slide deck file in our secure DropBox folder: https://www.dropbox.com/s/a238hp9hgw8jgh7/20221007_IDEA%20SKETCH.pptx?dl=0. This pitch contains several slides showing the facility's proposed design features, layout, size and location.

OCTOBER 1ST, 2022
Flying Leap Posts Record Q3 Results

Flying Leap posted its highest Q3 sales ever records in the company's 12-year history. The chart below provides a look at Q3 sales for the company from 2019-2022. Q3 sales were boosted by strong wholesale and bulk fruit sales. Our business cycle is not linear - the third quarter is our slowest quarter, as summers in Arizona are hot and a lot of retail suffers in the summer in our market. The 4th quarter is always the highest sales of the year, so we are looking forward to achieving and surpassing our annual sales goal for 2022. Great things are happening.

SEPTEMBER 29TH, 2022
Negotiation with distributors has begun.

Thank you for the initial investments as we kick off this initial funding campaign. A key part of our growth strategy is transitioning Flying Leap from our current "Self-Distribution" wholesale model to a "Distributed Portfolio" wholesale model. In the Self-Distro model, Flying Leap IS the wholesaler - that is, FLV forages for new accounts, meets with purchasers, transacts and fulfills orders directly from the winery/distillery to the account, and FLV manages the transactions entirely. In the Distributed Portfolio model, FLV sells its products to a distributor who then meets with account buyer representatives, transacts/manifests sales orders and fulfills those orders from the distributor's warehouse to the account. Arizona's liquor laws at Title 4 allow FLV to self-distribute (not all state's allow this); it has its advantages (namely, higher net margin), and to our knowledge FLV is the only commercial-scale self-distributor in the Arizona wine and spirits marketplace. However, we are in the process of transitioning our 300-account wholesale portfolio to a distributed model. Integral to this effort, we have reached out to both large and small distributors who operate in our market to assess interest, present our company and explore distribution options & possibilities. Ultimately, we seek to transition to a distributed model, and we anticipate doing so by the first of next year. Yesterday (9/28), we met with a great new candidate - Scout Distributors, and we had a great first meeting. Cheers to all from the heart of Arizona wine country!

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

High-speed, Automated Bottling Line $206,125

Crossflow Filtration System $195,700

Plumbing & Electrical Work $50,000

Bottling & Filtration Facility $286,715

Mainvest Compensation $53,460

Total $792,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,826,103	$3,960,000	$4,237,200	$4,449,060	$4,582,531
Cost of Goods Sold	$769,247	$1,320,000	$1,412,400	$1,483,020	$1,527,510
Gross Profit	$2,056,856	$2,640,000	$2,824,800	$2,966,040	$3,055,021

EXPENSES

Rent	$118,655	$121,621	$124,661	$127,777	$130,971
Salaries and wages	$647,538	$907,345	$970,859	$1,019,401	$1,049,982
Management Compensation	$132,731	$185,985	$199,003	$208,953	$215,221
Taxes & Licenses	$118,655	$121,621	$124,661	$127,777	$130,971
Advertising	$55,047	$56,423	$57,833	$59,278	$60,759
Repairs & Maintenance	$43,816	$44,911	$46,033	$47,183	$48,362
Interest	$164,884	$164,884	$164,884	$164,884	$164,884
Depreciation	$312,424	$312,424	$312,424	$312,424	$312,424
Event Expenses	$14,186	$14,540	$14,903	$15,275	$15,656
Tasting Room Supplies	$10,498	$14,710	$15,739	$16,525	$17,020
Education and Training	$14,415	$14,775	$15,144	$15,522	$15,910
Office Supplies	$25,562	$26,201	$26,856	$27,527	$28,215
Auto and Truck Expense	$7,242	$7,423	$7,608	$7,798	$7,992
Health Insurance	$9,364	$9,598	$9,837	$10,082	$10,334
Sales Tax	$106,790	$149,636	$160,110	$168,115	$173,158
Fuel	$15,115	$15,492	$15,879	$16,275	$16,681
Business Insurance	$16,614	$17,029	$17,454	$17,890	$18,337
Worker's Comp Insurance	$50,215	$51,470	$52,756	$54,074	$55,425
Tools and Equipment	$15,175	$15,175	$15,175	$15,175	$15,175
Travel	$8,921	$8,921	$8,921	$8,921	$8,921
Legal and Professional Services	$17,610	$18,050	$18,501	$18,963	$19,437
Equipment rental/lease	$13,884	$13,884	$13,884	$13,884	$13,884
Utilities	$18,547	$18,547	$18,547	$18,547	$18,547
Operating Profit	$118,968	$329,335	$413,128	$473,790	$506,755

This information is provided by Flying Leap Vineyards & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

Reviewed Financials - Flying Leap Vineyard.pdf

Investment Round Status

$792,000

TARGET

$1,104,000

MAXIMUM

This investment round closes on February 2nd, 2024. 0 people have invested so far.

Summary of Terms

Legal Business Name Flying Leap Vineyards, Inc.
Minimum Investment Amount $12,000
Description of Securities

Key Terms:

Structure of Security - Common Stock
Common Stock Units Outstanding - 166
Common Stock Units in Offering - 92
Price Per Unit - $12,000
Minimum investment amount - $12,000
Total Offering Amount - $1,104,000
Minimum Offering Amount - $792,000

Flying Leap Vineyards (the "Company") is offering to Investors an opportunity to purchase Common Stock ("Units") in the Company. The minimum investment amount per Investor is $12,000.00.

The purchase price of each Unit is $12,000, with a minimum purchase amount of 1 Unit for a minimum investment amount of $12,000

Financial Condition
Historical milestones

Flying Leap Vineyards & Distillery has been operating farming operations since April 2011, retail DTC ("Direct-to-Consumer") since February 2013, and wholesale sales of wine and distilled spirits since October 2018. In this time, we've achieved the following important milestones:

Opened five (5) Arizona retail locations. We have tasting rooms in Elgin (2), Tucson, Tubac and Prescott

Achieved revenue of $1.2 million in 2018, which then grew to $2.3 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a share of stock is not like that at all. The ability of Flying Leap Vineyards to achieve its ultimate liquidation depends on a myriad of factors, including many beyond the company's control. There is always risk, and risk cannot be entirely mitigated or predicted.

Shares are Subject to the Terms of a Shareholder Agreement

When you purchase one or more shares, you will be required to sign on to the terms of Flying Leap's Shareholder Agreement, or "SHA". An SHA is a legal agreement between the shareholders and the company itself, which - among other things - describes how the company should be operated and outlines shareholders' rights and obligations. Its purpose is to make sure that all shareholders are treated fairly and that their rights are protected. It also allows shareholders to make decisions about what outside parties may become future shareholders and provides safeguards for minority positions. We have included a copy of this SHA in our "Documents" section, and it is important that you read it and understand it.

Flying Leap is an Alcohol Producer

We produce alcohol beverages, which carry their own unique market, legal and health-related risks. Flying Leap's sales of these beverage products is dependent upon specific licensing to do so, and these licenses are never assured, as they depend on the state legislature and local regulatory matters beyond the company's control. Selling alcohol beverages levies unique liabilities onto the business, such as dram liabilities. While Flying Leap carries appropriate insurance to cover these risks, the liabilities are always present and can impact the business.

Limited Services

Flying Leap Vineyards operates with a very limited scope, offering only particular products & services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Flying Leap Vineyards & Distillery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Flying Leap Vineyards & Distillery's core business or the inability to compete successfully against other competitors could negatively affect Flying Leap Vineyards & Distillery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Flying Leap Vineyards & Distillery's management. However, as a shareholder you will get the opportunity to vote on and/or influence appropriate strategic decisions regarding Flying Leap Vineyards & Distillery. Furthermore, if the founders or other key personnel of Flying Leap Vineyards & Distillery were to leave Flying Leap Vineyards & Distillery or become unable to work, Flying Leap Vineyards & Distillery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Flying Leap Vineyards & Distillery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Flying Leap Vineyards & Distillery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Further, there are a number of restrictions on the sale of your shares in the Shareholder Agreement. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Flying Leap Vineyards & Distillery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Flying Leap Vineyards & Distillery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Flying Leap Vineyards & Distillery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. In the event Flying Leap Vineyards & Distillery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Flying Leap Vineyards & Distillery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Flying Leap Vineyards & Distillery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Flying Leap Vineyards & Distillery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Flying Leap Vineyards & Distillery will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Flying Leap Vineyards & Distillery could incur an uninsured loss that could damage its business. Some examples of difficult risks are agriculture - our vineyards are at the mercy of highly variable weather, and an entire crop can be lost to meteorological occurrences such as hail and/or pestilence. Additionally, Flying Leap produces wines and spirits, which can spoil or be fouled through natural occurrences.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, and liquor laws could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business. Flying Leap is also subject to local, state and federal regulations related to the production, sale and distribution of alcohol, and as a craft producer Flying Leap operates within a narrow section of state law that is subject to change by state authorities or other acts of the legislature that are beyond the Company's control.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Flying Leap Vineyards & Distillery's management will coincide: you both want Flying Leap Vineyards & Distillery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Flying Leap Vineyards & Distillery to act conservative to make sure they are best equipped to repay the Note obligations, while Flying Leap Vineyards & Distillery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Flying Leap Vineyards & Distillery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Flying Leap Vineyards & Distillery or management), which is responsible for monitoring Flying Leap Vineyards & Distillery's compliance with the law. Flying Leap Vineyards & Distillery will not be required to implement these and other investor protections.

You Have a Limited Upside

You will not receive any return on your investment unless and until the company is sold and sold at a price for which a profit would result, and the company is not obligated to pay dividends (but may). Any profit from your investment requires first that the company to be sold, and further that it be sold at such a price and terms so as to leave distributive profits to the individual shareholders. This never a sure thing. Although the sale of the company is the goal, this sale is not and never can be guaranteed, and the company cannot control its timing.

You Do Have a Downside

Conversely, if Flying Leap Vineyards & Distillery fails to attract a buyer and cannot sell the business in the future, you would not receive a return (but would retain your ownership interest). To reiterate - you will only earn a return if the company is sold and sold at a price where there are net profits to distribute. This is the goal, but not assured. If the company is sold at a price where net profits are lower than that required to generate a return, your net payout could result in a loss on your investment.

Subordination

Your equity shall be subordinated to all indebtedness of Flying Leap Vineyards & Distillery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The shares are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any payments are made with respect to the securities.

COVID-19 Impact

Though COVID-19's impact is easing in the US and worldwide, the lingering COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Flying Leap Vineyards & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
John S. Conroe, TX about 1 month ago

Thank you Mark and Flying Leap team for all of your hard work, diligence, and frequent updates.

Reply
Thomas B. Tucson, AZ 2 months ago

Praying that Hilary with somehow bypass your fields and provide just the amount of moisture needed, no more and no less. Best of luck to Flying Leap!!!

Reply
Thomas B. Tucson, AZ 6 months ago

Just received the dividend payment. Thank you Mark.

Reply
Mark B. Vail, AZ 6 months ago Flying Leap Vineyards & Distillery Entrepreneur

Hallelujah!!! I am glad it came through, Tom and thank you for your investment!

Reply
Thomas B. Tucson, AZ 6 months ago

Thank you for the sitrep Mark. Appreciate your diligence.

Reply
Thomas B. Tucson, AZ 6 months ago

Thank you for the update regarding payment to your supporters. I was wondering what had happened but since I know you personally had all the confidence in the outcome. Always impressed with your character not so much with Mainvest.

Reply
Thomas B. Tucson, AZ 10 months ago

Thank you Mark for the in-depth analysis regarding your quarterly dividends through Mainvest. The other company I invested in has yet to provide such detail. Look forward to getting our box of your spirits in April/May very best regards to you, Mark, and your business, Tom and Karen Blume.

Reply
Shaquawn V. Vestavia Hills, AL 10 months ago

Very erupt interested in the company I'd love to reach out and hear from the owners

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Shaquawn, we've maxed out this raise, but we will be opening a new raise up next year. Stay with us for updates so you're notified when we open up the next round. If you're interested in purchasing equity in Flying Leap, contact us on our website and we can discuss that as well.

Shaquawn V. Vestavia Hills, AL 10 months ago

Most definitely will be intouch

Anne S. Tucson, AZ 10 months ago

I live in Tucson, love Elgin, and come from a restaurant background where local wines are appreciated!

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Anne, as a fellow Tucsonan thank you for your investment and a tip 'o the hat to you for choosing to keep your investment dollars in a local southern Arizona small business. Cheers from all of us at Flying Leap, we hope you'll come to the winery in Elgin so we can show you first hand all the great things happening at Flying Leap. mb

Jane E. Coral Springs, FL 10 months ago

I have always loved the wine. I'm a long time fan and even though I moved out of Arizona I believe in the wine maker Mark and the team. I know you will do this and make it big. Good luck and the the weather conditions be on your side God bless!

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Jane - thank you for your investment and kind words. We appreciate it very much, and thank you too for your support over the years, as now. Weatherwise, we are looking good. We had a near perfect year meteorologically in 2022 - plenty of rain, snow and sunshine, the perfect mix for wine grapes. Let's hope for a mild spring and more rain. Cheers to you from wine country! mb

Stephen A. Tesuque, NM 10 months ago

Great news as you near groundbreaking soon! And with 78 investors, you have a lot of people cheering for your continued success.

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Stephen - thanks for the comment, and we appreciate the well wishes. We've got a good team working on this. Randy Gilliam is our architect - he's located in Tempe, AZ, and we've worked with him on a number of projects before. Kenny Mills of Mills Design Group is our builder, and he's been doing projects for us for over a decade (he built our distillery and recently completed a new wine cellaring facility at our winery estate). And, indeed, I like having folks rooting for our success, always! Cheers from all of us in Arizona wine country. Stay warm in NM!

Stephen A. Tesuque, NM 10 months ago

Awesome. Congrats on maxing out. I am wondering how you attract so many investors. We just put our campaign out for Endo LLC in New Mexico and maybe its the Christmas holiday but we only have a dozen or so investors and maybe the same number of views each day. We just started our dispensary this summer so perhaps one factor is your business has aged well. As Orson Wells said, "no wine before its time!"

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Great question, and I sure if you asked 10 different people that question you'd get 10 different answers. Here's my opinion. Attracting investment requires one to first attract interest and build an audience. Then, you must present a clear, concise and compelling business case to that audience that is centered around achieving specific & tangible business goals that mak sense based on where the company is and wants to go. Ultimately, it's about the numbers – they have to be legitimate, organized and compelling. Finally, you need to be able to communicate it all to the audience in terms that they understand and can relate to. In our case, we are a market leader and well-established wine & spirits company in our target market (Arizona). Our numbers substantiate our steady, consistent growth and we've provided our investors with a clear, organized accounting of our current and past performance, as well as realistic projections based on our data that show where we believe we will be in the coming years. I think that's a winning combo. I wish I could offer you better advice tailored to a cannabis business, but I don't know much about it (BTW – I personally invested in Endo. I had to pull that back until January for tax purposes, but I will be re-posting my investment next year). Cheers to you, your family and your business from all of us at Flying Leap.

Richard A. Mesa, AZ 10 months ago

We haven't visited the winery in a while, but recall well the great location, facility, friendly people and fine wines. I'm now a recovering alcoholic, so now I'm the DD for family and friends on winery visits, but enthusiastically support the investment and your work. Good luck!

Mark B. Vail, AZ 10 months ago Flying Leap Vineyards & Distillery Entrepreneur

Richard! Thanks for your investment, we appreciate it. And, it's always great to have a DD when visiting wine country. Cheers to you and your family, and welcome to the Flying Leap family of investors :-) mb

John S. Prescott Valley, AZ 11 months ago

Great wine and a growing business. Keep up the great work, Mark!

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Thanks John! We appreciate your investment, and we look forward to putting your money to work to grow the business and continue our run into the recordbooks. CHEERS!

Paula E. Jacksonville, FL 11 months ago

I invested because I'm confident this business will succeed

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Thank you for your investment, Paula. Flying Leap has a strong record of success dating back to 2013 when we transacted our first $1 of sales. We've come a long way since then, and it's time to throttle up. Thank you for your investment and for your confidence in our business plan. Cheers from all of us in Arizona wine country!

Pan A. 11 months ago

For the past 2 years the business has been losing money. Can you explain why that is the case and do you have any plan to decrease expense or increase sales?

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Pan A., thanks for the question. A lot of businesses in the craft wine & spirits worlds lost money in 2020-2021. The reasons are many and obvious - myriad government policies implemented at the state and federal level in reaction to the presence of the COVID-19 virus forced retail operators such as Flying Leap to close our doors for many months, and these policies warped the economy in bad ways that complicated the small business world. Massive government borrowing (that is, money printing) created inflation that increased our operating costs by as much as 40%. Shutdowns pinched off our supply chain, making it hard to get oak barrels, bottles, grains and various fertilizers for our farms, to name a few. Diesel fuel soared to over $6/gallon in our market, driving farming costs higher. The list goes on, but suffice it to say that 2020 and 2021 made for challenging times. And, while it's true that our sales soared to new highs, the cost of producing those sales soared too. Concurrent with these complexities, Flying Leap was engaged in building a self-distribution wholesale program. In early 2020, we hired and equipped a new rep and began working to build our portfolio in a new market (northern Arizona). This was a large hit to cash but was necessary to grow our program. Another challenge during this time was staffing, as we needed to increase our staffing to accommodate higher sales. Labor is the largest component of our cost structure, so more labor added to our expenses. In 2022, retail softened in our market, but our wholesale program surged ahead. We also opened up new lines of significant revenue, and our club sales achieved new highs. We also thinned our labor force in Q1 and captured a number of efficiencies over the summer that have made Flying Leap much leaner in its cost structure (for example, we transitioned our payroll processing to a new company, which saved us $10k over the summer). As we move forward in 2023, we are continuing by moving to outsource a large percentage of our backoffice functions, accounting and dispatching. We are also in the process of transitioning our wholesale program to a distributed portfolio model, which will increase sales volume substantially and lower our cost structure in the process. 2022 will show the highest sales and best bottom line the company has ever seen, and we are very confident this trend will continue.

Karen D. Bullhead City, AZ 11 months ago

My husband and I truly believe that Flying Leap will be successful and continue to grow!! We can't wait to see FLV expand, knowing that we contributed in our own way. Cheers to your continued success Mark! 🍷 🍷

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Karen! THANK YOU so much for your investment! I can't thank you enough! You put us over our goal, and I'm grateful. And, more than anything thank you for being a part of our success story. We have had a meteoric rise in this business, and it's time to throttle up. Please come by anytime - let me know when so I can be there, so we can pick out all your wines for your gift! CHEEEEEEERS!

Eric M. Santa Margarita, CA 11 months ago

Yes, I know that it is not an equity investment but a note...We just want to learn more about the entity we are loaning funds to...I committed $5k to the note and just waiting for my fund to give me the approval and my new bank acct and routing to throw some $ in your winery. I live in northern San Luis Obispo County near the Paso Robles appellation...just bought some McPrice Myers Beautiful Earth Red Blend...Paso wine area has really grown since I went to the first Wine Festival in 1983...and made cab and zin with Charlie Poalillo...in West Templeton...your area seems like it has quite a few wineries...must be a good area...

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Eric - we hope you'll post your investment. We are very near the end of the campaign, so if you'd like to invest there is still time to do so. Arizona has similar terroir to Paso Robles, but most closely resembles that of New Mexico and Mendoza. Great wines are produced in Arizona, and the Arizona market is very lucrative. Wineries in our region are not nearly as established as the ones in Paso, but there is significant new investment ongoing in the industry here.

Eric M. Santa Margarita, CA 11 months ago

Hi I'm ready to invest...but my fin. Advisor would like to review your corporate bylaws...most stuff is on your SEC filing...that's it...thanks

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Eric - thanks for your inquiry. Our SHA applies only to equity investors. This investment here on Mainvest is not an equity investment, so our SHA doesn't apply and investors on Mainvest are not required to sign our SHA. If you're interested in purchasing equity shares, please contact me separately by way of our website contact link and I can give you information on that separately. mb

Eric M. Santa Margarita, CA 11 months ago

Hi Mark...I understand...not an equity investment, but a note. I really just need a copy of the corporate bylaws for my finance person and then we can complete investment. Please just send to my email: farmere48@gmail.com

Kathleen T. Mequon, WI 11 months ago

We are Wisconsin residents, but visit AZ often. My husband and I first visited Flying Leap Vineyards in 2015. As I recall, there was one building that housed a very small tasting counter and barrels of aging wine in the same room. Since then, on subsequent visits, we've seen Flying Leap Vineyards expand and grow to the impressive business that it is today. We are optimistic that growth will continue and are happy to support this local AZ treasure.

Nainesh P. Killeen, TX 11 months ago

I invested because Its a growing opportunity. The industry of wine and Liquor will never run out anytime soon.

Miguel M. Queen Creek, AZ 11 months ago

I invested because we've been fans since Day1. Flying leap has been our favorite winery since we discovered Sonoita 7 years ago. They continue to grow in the right direction and I'm proud to be a small part of the growing business.

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Miguel! Thank you for the investment and kind words, and I hope you had a great Thanksgiving. We are moving in th right direction to take Flying Leap to the next level. To get there, we need to increase our wine production, but that requires more facilities and equipment. Your investment, and those of others here on the Mainvest platform will give us the resources we need to make that happen. A hearty cheers from all of us at Flying Leap, and here's a virtual toast to years of great returns.

Jason M. Miami Beach, FL 11 months ago

I supported this, despite the untempting multiple, because it's a going concern already. Adding to industrial plant capacity seems like a safe uneventful investment. But I'm really curious growing grapes in the desert. Is it seasonal? Irrigated? Driving by on Google Maps the vines look pretty dry: https://goo.gl/maps/X94MZDfML88XFAbk7 The StreetView picture is from Feb 2021.

Mark B. Vail, AZ 11 months ago Flying Leap Vineyards & Distillery Entrepreneur

Jason, thank you for your investment. The multiple here (1.5X) translates into an IRR of 16.2%, which in our view is a VERY tempting ROI for our early

investors in this capital raise. It's so tempting, in fact that I myself have invested in Flying Leap's initial campaign here on Mainvest. As for growing grapes in the desert, we have been successfully farming winegrapes in Arizona since 2011. Our annual harvest is around 160-200 tons. We irrigate from April to August using drip irrigation sourced from several onsite wells, and during the growing season our vineyards are quite lush - so lush that we have to trim our canopy twice.. Our annual harvest runs from August to November. December is repair, cleanup and fertilizer (we use chicken manure in the winter). We prune the canes from January to March, and the vines come to life here in March. A full canopy is expressed by early June, and the fruit ripens in late July..

MICHAEL C. Tempe, AZ 12 months ago

We have enjoyed visiting Flying Leap Winery on multiple trips to Sonoita and Elgin, including one of the astronomy nights a few years ago. We purchased the bourbon the first year that it was released. It is one of the unlabeled bottles signed by Mark. It is very good. We wish you the best on your expansion.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Michael! Thank you so much for your investment, we are grateful. We appreciate your patronage and kind words, and we're delighted that you've enjoyed your visits to Flying Leap. Great things are happening, and thank you for being a part of it. Cheerts!

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Woops I meant "Cheers" ... was typing too fast :-)

Sergei K. Chandler, AZ 12 months ago

My wife and I visited FLV a couple of years ago and saw a very well run operation (not to mention tested delicious wine)

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Sergei! Thanks for your investment, and I am glad that you enjoyed our wines. A lot is happening in the world of craft wines & spirits, and Flying Leap is in a very strong market position to take advantge of these beneficial trends. Thank you for being a part of our success!

Tiffany S. Tucson, AZ 12 months ago

Can't wait to see you guys grow! I'll also have to check out the shop that's in town!

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Tiffany - and grow we shall. Our tasting room in Tucson is located in the Plaza Palomino shopping center at Ft. Lowell & Swan, right next to Cafe le Buzz. Cheers and thank you for investing!

Shawn P. Tucson, AZ 12 months ago

I've gotten to see this company grow and really come into their own. Also, on a Tuesday or Wednesday my wife and I were visiting one of our businesses in Sierra Vista decided to head to Sonoita for a tasting and snack. After driving over to Sonoita we were quickly reminded, oh, that's right everything is closed in Sonoita till Thursday. Not Flying Leap and the person giving us our tasting on a day when just about everyone else is closed in the market was the owner. Something tells me they will figure out a way always.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Great to have you on board as an investor, Shawn! Thanks so much, we are grateful. Great things are happening at Flying Leap, and we are very strongly-positioned in the market. We appreciate your investment. BTW - because of the size of your investment amount, you qualify for a nice perk - a gratis bottle of each of our two 6-year brandies, regular and spice-infused. Come on by any time to pick them up, and cheers from all of us at Flying Leap!

Shawn P. Tucson, AZ 10 months ago

Looks like I'll be in the area on Thursday.

Hannah C. Tucson, AZ 12 months ago

My favorite local vineyard. Happy to support local growth!

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Hannah - bravo and thank you so much for your investment and faith in our business plan. Cheers from the heart of Arizona wine country!

Kelly L. Mount Prospect, IL 12 months ago

Love their wine and can't wait to see their continued success!

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Thanks for investing in our capital raise, Kelly! We look forward to putting your money to work to drive FLV into the record books. Cheers from wine country :-)

Jessica C. Sahuarita, AZ 12 months ago

I visited the winery several years ago as part of a wine tasting tour, and I was really impressed by the knowledge and passion the owners have for the winery. I'm also a fan of their wine. I am confident they will be able to achieve their business goals.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Jessica! Thanks for investing, I hope to see you down there again soon, and a hearty cheers from all of us in wine country!!

Janie R. Scottsdale, AZ 12 months ago

I supported this because we are familiar with the business and trust the owners to pursue projects and investments that will grow and reinforce the business.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Janie! Thank you so much, it is so awesome that you're investing in Flying Leap's success. Indeed, we will use our funds wisely towards specific capital projects designed to allow us to produce higher volumes of wine. Look for updates in the coming weeks as we get initial drawing back from our architect. Cheers!

Thomas R. New Britain, CT 12 months ago

How will the region's water shortages impact your business?

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Thomas - great question. Flying Leap's agricultural operations are largely unaffected. This is for two reasons. First, we have very deep wells at all of our properties, and our water levels have remained relatively constant. Second, our access to water is secure because we have more than 5 years of demonstrated crop irrigation established. Additionally, our crop (wine grapes) uses very little water compared to other crops. For example, cotton & corn use 3-5 acre feet per acre, whereas wine grapes use just 0.4-0.7 acre feet per acre. So, we are well positioned to sustain our farming operations even in a time of drought and other manifestations of water scarcity in our region.

mike s. Scottsdale, AZ 12 months ago

I first became interested in FLV because the guys were from the Academy, I was on the faculty and the head track coach at AFA back in the day. My wife and I have been going to their events and visiting the winery for about eight years now. We were on their cruise a few years back. We love the place, the people and oh yea, the wine. Mark B. has his head wired on tight and we are glad to be along for the ride. Cheers.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Mike! Thanks for the kind words and vote of confidence, and a huge thank you for putting your faith in our business plan by investing!

Bruce G. Tucson, AZ 12 months ago

This is a no brainer. These guys know what they're doing

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Bruce - we are so very much grateful for your & Gail's investment!

Arlan M. 12 months ago

Mark, I remember meeting you back in 2013 shortly after you opened the doors of the retail location at the vineyard in Elgin. A group of us visiting for class at the nearby installation decided to go wine tasting and Flying Leap has been my favorite we visited that day since! I no doubt you do not recall our group but I remember us being among the first to sign up on your paper tablet to begin receiving the emails you planned to begin sending out. Of course over the years since your process has grown and matured, long gone are the days of that early email list in favor of a much more efficient automated list. My question to you as I seriously consider investing is on your plans for expanding distribution. I understand growing your ability to distribute wine to a larger list of states is not an easy task because of each states laws on alcohol. However in the 13 years since that visit the list of sates you can send to still remains extremely small. While I would love visit you all regularly that is not really feasible from San Antonio, TX. As you surely know like Arizona, Texas is a growing wine production and sales market. I really want to be able to open a bottle with somewhat regularity of a great vineyard I invest some money with. Is there any reasonable chance I could anticipate being able to do that? Regardless, I seriously wish you all the best and believe in you and your ability to make this happen successfully. I'm just hopeful I might be able to also become a member of the vineyard and enjoy your wine regularly too.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Arlan! Great to hear from you, and THANK YOU for your kind words and support of Flying Leap since the beginning! Yes indeed, we use Mailchimp now to communicate with our subscribers, which is pretty convenient. We currently distribute to AZ, CA, DC, MN and WA, and for now the lion's share of our sales are in these states. Because our production relatively-speaking is small, we had to limit our distribution to ensure we could keep the accounts well-supplied. As we expand production, we will increase the breadth of distribution accordingly, and we have a lot of folks in Texas that have requested our products. We hope you'll lodge an investment with us and join our growing success in this region. In 2023, we will be transitioning from a self-distribution wholesale model to a distributed portfolio, and as that line expands I am sure Texas will be in our future. Cheers to you from the heart of AZ wine country, thanks for your investment and CHEERS!

Seth M. Fort Walton Beach, FL 12 months ago

I've known Mark for many years, and flew with him in the military. His drive and intellect leaves little doubt that Flying Leap will continue to lead, innovate, and win in the wine and spirit space.

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Seth! How awesome that you've invested, brother, and cheers from Arizona wine country. Totally stoked that you're on board, and again we very much appreciate your investment and faith in our business plan!

Seth M. Fort Walton Beach, FL 12 months ago

I enjoy your update posts and have watched the progress of your operation over the past several years...you're passion for the craft is obvious! Honored to have the opportunity Mark!

Elaine N. Mesa, AZ 12 months ago

Flying Leap is a terrific Az winery, one that we were 1st introduced to, over 6 years ago. Their wines really standout in this region

Mark B. Vail, AZ 12 months ago Flying Leap Vineyards & Distillery Entrepreneur

Elaine! Thank you for your kind words, and we are grateful for your investment. Cheers!

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